Execution Version

SSR MINING INC.
and
THE BANK OF NEW YORK MELLON
as Trustee
________________________________
INDENTURE
Dated as of March 19, 2019
________________________________
$200,000,000 Principal Amount
2.50% Convertible Senior Notes due 2039

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i
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3.08	TAX REDEMPTION	25
3.09	PURCHASE OF SECURITIES AT OPTION OF THE HOLDER	26
3.10	OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE	31
ARTICLE IV COVENANTS		36
4.01	PAYMENT OF SECURITIES	36
4.02	MAINTENANCE OF OFFICE OR AGENCY	37
4.03	RULE 144A INFORMATION AND SECURITIES REGULATORY FILINGS	37
4.04	COMPLIANCE CERTIFICATE	39
4.05	STAY, EXECUTION AND USURY LAWS	39
4.06	CORPORATE EXISTENCE	39
4.07	NOTICE OF DEFAULT	40
4.08	[RESERVED]	40
4.09	PAYMENT OF ADDITIONAL AMOUNTS	40
ARTICLE V SUCCESSORS		42
5.01	WHEN COMPANY MAY MERGE, ETC.	42
5.02	SUCCESSOR SUBSTITUTED	43
ARTICLE VI DEFAULTS AND REMEDIES		44
6.01	EVENTS OF DEFAULT	44
6.02	ACCELERATION	47
6.03	OTHER REMEDIES	48
6.04	WAIVER OF PAST DEFAULTS	48
6.05	CONTROL BY MAJORITY	48
6.06	LIMITATION ON SUITS	48
6.07	RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES	49
6.08	COLLECTION SUIT BY TRUSTEE	49
6.09	TRUSTEE MAY FILE PROOFS OF CLAIM	49
6.10	PRIORITIES	50
6.11	UNDERTAKING FOR COSTS	50
ARTICLE VII TRUSTEE		50
7.01	DUTIES OF TRUSTEE	50
7.02	RIGHTS OF TRUSTEE	52
7.03	INDIVIDUAL RIGHTS OF TRUSTEE	54
7.04	DISCLAIMER OF THE TRUSTEE	54
7.05	NOTICE OF DEFAULTS	54
7.06	[RESERVED]	54
7.07	COMPENSATION AND INDEMNITY	54
7.08	REPLACEMENT OF TRUSTEE	55
7.09	SUCCESSOR TRUSTEE BY MERGER, ETC.	56

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7.10	ELIGIBILITY; DISQUALIFICATION	56
7.11	PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY	57
ARTICLE VIII DISCHARGE OF INDENTURE		57
8.01	TERMINATION OF THE OBLIGATIONS OF THE COMPANY	57
8.02	APPLICATION OF TRUST MONEY	57
8.03	REPAYMENT TO COMPANY	57
8.04	REINSTATEMENT	58
ARTICLE IX AMENDMENTS		58
9.01	WITHOUT CONSENT OF HOLDERS	58
9.02	WITH CONSENT OF HOLDERS	59
9.03	EXECUTION OF SUPPLEMENTAL INDENTURES	60
9.04	COMPLIANCE WITH TRUST INDENTURE ACT	61
9.05	REVOCATION AND EFFECT OF CONSENTS	61
9.06	NOTATION ON OR EXCHANGE OF SECURITIES	61
9.07	TRUSTEE PROTECTED	61
9.08	EFFECT OF SUPPLEMENTAL INDENTURES	62
ARTICLE X CONVERSION		62
10.01	CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS	62
10.02	CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION	63
10.03	TAXES ON CONVERSION	64
10.04	COMPANY TO PROVIDE COMMON SHARES	64
10.05	ADJUSTMENT OF CONVERSION RATE	65
10.06	NO ADJUSTMENT	73
10.07	OTHER ADJUSTMENTS	74
10.08	ADJUSTMENTS FOR TAX PURPOSES	74
10.09	NOTICE OF ADJUSTMENT	75
10.10	NOTICE OF CERTAIN TRANSACTIONS	75
10.11	EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE	75
10.12	TRUSTEE’S DISCLAIMER	77
10.13	RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS	78
10.14	INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES	78
ARTICLE XI MISCELLANEOUS		81
11.01	TRUST INDENTURE ACT CONTROLS	81

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11.02	NOTICES	81
11.03	COMMUNICATION BY HOLDERS WITH OTHER HOLDERS	82
11.04	CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT	83
11.05	STATEMENTS REQUIRED IN CERTIFICATE OR OPINION	83
11.06	RULES BY TRUSTEE AND AGENTS	83
11.07	LEGAL HOLIDAYS	83
11.08	DUPLICATE ORIGINALS	84
11.09	GOVERNING LAW	84
11.10	SUBMISSION TO JURISDICTION	84
11.11	JUDGMENT CURRENCY	85
11.12	INTEREST ACT (CANADA) DISCLOSURE	85
11.13	NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS	85
11.14	SUCCESSORS	85
11.15	SEPARABILITY	85
11.16	TABLE OF CONTENTS, HEADINGS, ETC.	85
11.17	CALCULATIONS IN RESPECT OF THE SECURITIES	86
11.18	NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS	86
11.19	WAIVER OF JURY TRIAL	86
11.20	TAX WITHHOLDING	86

Exhibit A	- Form of Global Security

Exhibit B-1	- Form of Legend for Global Security

Exhibit B-2	- Form of Private Placement Legend

Exhibit B-3	- Form of Canadian Legend

Exhibit C	- Form of Notice of Transfer Pursuant to Registration Statement

Exhibit D	- Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S

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INDENTURE (the “Indenture”), dated as of March 19, 2019, between SSR Mining Inc., a British Columbia company (the “Company”), and The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York, as trustee (the “Trustee”).
Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company’s 2.50% Convertible Senior Notes due 2039 (the “Securities”).

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Article I

DEFINITIONS AND INCORPORATION BY REFERENCE

1.01	DEFINITIONS.
“Additional Interest” means all amounts, if any, payable pursuant to Section 4.03(C) and Section 6.01, as applicable.
“Affiliate” means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For this purpose, “control” shall mean the power to direct the management and policies of a person through the ownership of securities, by contract or otherwise.
“Board of Directors” means the Board of Directors of the Company or any committee thereof authorized to act for it hereunder.
“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.
“Business Day” means any weekday that is not a day on which banking institutions in the City of New York, New York or the City of Vancouver, British Columbia are authorized or obligated by law, regulation or executive order to close.
“Canadian Legend” means a legend labeled as such as set forth in Exhibit B-3 hereto.
“close of business” means 5:00 p.m., New York City time.
“Closing Sale Price” means the price of a Common Share on the relevant date, determined (a) on the basis of the closing sale price per Common Share (or if no closing sale price per Common Share is reported, the average of the bid and ask prices per Common Share or, if more than one in either case, the average of the average bid and the average ask prices per Common Share) on such date on the U.S. principal national securities exchange on which the Common Shares are listed; (b) if the Common Shares are not listed on a U.S. national securities exchange, on the TSX or the other principal Canadian securities exchange on which the Common Shares are traded; or (c) if the Common shares are not then listed on a U.S. national or Canadian securities exchange, as reported by OTC Markets Group Inc. or a similar organization. In the absence of a quotation, the Closing Sale Price shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a Common Share.
“Common Share” means a common share, without par value, of the Company, or such other unit of Share Capital of the Company into which the Company’s common shares are reclassified or changed.

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“Company” means the party named as such above until a successor replaces it pursuant to the applicable provision of Article V hereof and thereafter means the successor. The foregoing sentence shall likewise apply to any such successor or subsequent successor.
“Company Order” means a written request or order signed on behalf of the Company by any one Officer.
“Conversion Date” means, with respect to a Security to be converted in accordance with Article X, the date on which the Holder of such Security satisfies all the requirements for such conversion set forth in Article X and in paragraph 10 of the Securities; provided, however, that if such date is not a Trading Day, then the Conversion Date shall be deemed to be the next day that is a Trading Day.
“Conversion Price” means, as of any date of determination, the dollar amount derived by dividing one thousand dollars ($1,000) by the Conversion Rate in effect on such date.
“Conversion Rate” shall initially be 54.1082 Common Shares per $1,000 principal amount of Securities, subject to adjustment as provided in Article X.
“Corporate Trust Office” shall mean with respect to the Trustee, the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of the execution of this instrument is located at 240 Greenwich Street, Floor 7E, New York, New York 10286, Attention: Global Corporate Trust, or such other address as the Trustee may designate with respect to itself from time to time by notice to the Company and the Securityholders, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company and the Securityholders).
“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
“Depository” means DTC or such other depository institution hereinafter appointed by the Company pursuant to the terms of this Indenture.
“DTC” means The Depository Trust Company, its nominees and successors.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.
“Ex Date” means: the first date on which the Common Shares trade the regular way on the NASDAQ Stock Market (or if the Common Shares are not so traded, on the TSX, or if the Common Shares are not traded on the TSX, on such other national or regional exchange or market on which the Common Shares are then traded or quoted) regular way, without the right to receive the issuance, dividend or distribution in question from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

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A “Fundamental Change” will be deemed to have occurred if any of the following occurs after the time the Securities are originally issued:
(1)    any “person” or “group” within the meaning of Section 13(d) under the Exchange Act is or becomes the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of shares of Company’s Voting Shares representing more than 50% of the total voting power of all outstanding classes of Company’s Voting Shares entitled to vote generally in elections of directors of the Company, or has the power, directly or indirectly, to elect a majority of the members of the Company’s Board of Directors;
(2)    the consummation of (A) any share exchange, consolidation, amalgamation or merger of the Company pursuant to which Common Shares will be converted into cash, securities or other property; or (B) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Subsidiaries; provided that a transaction described in clause (A) above pursuant to which the persons that “beneficially owned”, directly or indirectly, Company’s Voting Shares immediately prior to such transaction “beneficially own”, directly or indirectly, Company’s Voting Shares representing a majority of the total voting power of all outstanding classes of Voting Shares of the surviving or transferee Person and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction will be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction will not constitute a “Fundamental Change”; or
(3)    the holders of Company’s Share Capital approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with this Indenture).
However, notwithstanding the foregoing, a “Fundamental Change” will not be deemed to have occurred if at least 90% of the consideration paid for Common Shares in a transaction or transactions described under clause (2) above, excluding cash payments for any fractional shares and cash payments made pursuant to dissenters’ appraisal rights, consists of shares of common equity traded on a U.S. national securities exchange or the TSX (or any of their respective successors), or will be so traded promptly after such transaction, and, as a result therefrom, such consideration becomes the Reference Property for the Securities.
“Holder” or “Securityholder” means a person in whose name a Security is registered on the Registrar’s books.

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“Indebtedness” of a person means the principal of, premium, if any, and interest on, and all other obligations in respect of (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities), (b) all obligations (other than trade payables) incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets, (c) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (d) all capital lease obligations of such person, (e) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person, (f) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed-upon residual value of the leased property, including such person’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed-upon residual value of the leased property to the lessor, (g) guarantees by such person of indebtedness described in clauses (a) through (f) of another person, and (h) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee or liability of the kind described in clauses (a) through (g).
“Initial Purchasers” means BMO Capital Markets Corp., RBC Capital Markets, LLC, Canaccord Genuity Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Macquarie Capital (USA) Inc., Scotia Capital (USA) Inc., Cormark Securities (USA) Limited and PI Financial Corp.
“Legal Holiday” is a day that is not a Business Day.
“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change, as determined after giving effect to any exceptions or exclusions from the definition thereof but without giving effect to the proviso in clause (2) of such definition.
“Market Disruption Event” means either (i) a failure by the NASDAQ Stock Market or the principal U.S. national or regional securities exchange on which the Common Shares are traded, or, if the Common Shares are not traded on any U.S. national or regional securities exchange, the TSX or the other principal Canadian securities exchange on which the Common Shares are traded or, if the Common shares are not then listed on a U.S. national or regional or Canadian securities exchange, the other principal market on which the Common Shares are listed or admitted for trading to open for trading during its regular trading session; or (ii) the occurrence or existence prior to 1:00 p.m. New York City time, on any Trading Day for the Common Shares for an aggregate of at least thirty (30) minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

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“Maturity Date” means April 1, 2039.
“Offering Memorandum” means the Final Offering Memorandum of the Company, dated March 14, 2019 and used by the Company and the Initial Purchasers in connection with offers and sales of the Securities.
“Officer” means the Chairman of the Board, the President, the Chief Operating Officer, the Chief Financial Officer, any Executive or Senior Vice President, the Treasurer or the Secretary of the Company.
“Officer’s Certificate” means a certificate signed by any one Officer of the Company, and delivered to the Trustee.
“open of business” means 9:00 a.m., New York City time.
“Opinion of Counsel” means a written opinion from legal counsel who may be an employee of or counsel for the Company, or other counsel, who shall be reasonably acceptable to the Trustee.
“Option” means the Initial Purchasers’ option to acquire up to $30,000,000 aggregate principal amount of additional Securities (“Additional Securities”) as provided for in the Purchase Agreement.
“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.
“Purchase Agreement” means the Purchase Agreement, dated March 14, 2019, among the Company and the Initial Purchasers.
“Purchase Notice” means a Purchase Notice in the form set forth in the Securities.
“Redemption Date” means the date specified for Redemption of the Securities in accordance with the terms of the Securities and this Indenture.
“Redemption Price” means, the redemption price payable with respect to a Security to be redeemed by the Company in accordance with Section 3.01 or Section 3.08.
“Responsible Officer” shall mean, when used with respect to the Trustee, any officer assigned to the Corporate Trust Division (or any successor division or unit) of the Trustee located at the Corporate Trust Office of the Trustee, who shall have direct responsibility for the administration of this Indenture, and for the purposes of Section 7.01(C)(ii) shall also include any other officer of the Trustee to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

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“Restricted Security” means a Security that constitutes a “restricted security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Security constitutes a Restricted Security.
“Rule 144A” means Rule 144A under the Securities Act.
“SEC” means the Securities and Exchange Commission.
“Securities” means the 2.50% Convertible Senior Notes due 2039 issued by the Company pursuant to this Indenture.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.
“Securities Agent” means any Registrar, Paying Agent, Conversion Agent, co-Registrar or co-agent.
“Share Capital” of any Person means any and all shares, interests, participations or other equivalents (however designated) of share capital of such Person and all warrants or options to acquire such share capital.
“Significant Subsidiary” with respect to any Person means any subsidiary of such person that constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date of this Indenture.
“Subsidiary” means (i) a corporation a majority of whose Share Capital with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more of its subsidiaries or (ii) any other person (other than a corporation) in which the Company, one or more of its subsidiaries, or the Company and one or more of its subsidiaries, directly or indirectly, at the date of determination thereof, own at least a majority ownership interest.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.
A “Termination of Trading” will be deemed to occur if the Common Shares (or other common shares into which the Securities are then convertible) are not listed for trading on at least one of the following: any U.S. national securities exchange or the TSX (or any of their respective successors).
“TIA” means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended and in effect from time to time.

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“Trading Day” means any day during which all of the following conditions are satisfied: (i) trading in the Common Shares generally occurs; (ii) there is no Market Disruption Event; and (iii) a closing sale price for the Common Shares is provided on the NASDAQ Global Market or, if the Common Shares are not then listed on the NASDAQ Global Market, on the principal other U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Shares are then traded.
“Treasury Yield” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to April 1, 2026, rounded down to the nearest 1/10,000th; provided, however, that if the then remaining term to April 1, 2026 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yield is given, except that if the then remaining term to April 1, 2026 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used, in each case rounded down to the nearest 1/10,000th.
“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the provisions hereof and thereafter means the successor serving hereunder.
“TSX” means the Toronto Stock Exchange.
“Voting Shares” of any Person means the total outstanding voting power of all classes of the Share Capital of such Person entitled to vote generally in the election of directors of such Person.

1.02	OTHER DEFINITIONS.

Term	Defined in Section
“Additional Amounts”	4.09
“Additional Securities”	1.01
“Applicable Tax Law”	4.09
“Applicable Price”	10.14
“Bankruptcy Law”	6.01
“BCF Make-Whole Cap”	10.14
“Canadian Taxes”	4.09
“Clause A Distribution”	10.05

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“Clause B Distribution”	10.05
“Clause C Distribution”	10.05
“Code”	11.20
“Collective Election”	10.11
“Conversion Agent”	2.03
“Custodian”	6.01
“Distributed Property”	10.05
“Effective Date”	10.14
“Event of Default”	6.01
“Excluded Holder”	4.09
“Excluded Taxes”	4.09
“Fundamental Change Notice”	3.10
“Fundamental Change Purchase Date”	3.10
“Fundamental Change Purchase Offer”	3.10
“Fundamental Change Purchase Price”	3.10
“Global Security”	2.01
“Ineligible Consideration”	10.11
“Judgment Currency”	11.11
“Make-Whole Applicable Increase”	10.14
“Make-Whole Conversion Period”	10.14
“Make-Whole Consideration”	10.14
“Make-Whole Premium”	3.01
“Notice of Default”	6.01
“Notice of Election”	3.08
“Option Purchase Date”	3.09
“Option Purchase Notice”	3.09
“Option Purchase Price”	3.09
“Participants”	2.17
“Paying Agent”	2.03
“Physical Securities”	2.01
“Private Placement Legend”	2.19
“Purchase at Holder’s Option”	3.01
“Redemption”	3.01

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“Reference Property”	10.11
“Registrar”	2.03
“Resale Restriction Termination Date”	2.19
“Restricted Transfer Default”	4.03
“SEDAR”	4.03
“Successor”	5.01
“Spin-Off”	10.05
“Trigger Event”	10.05

1.03	INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.
Whether or not this Indenture is qualified under the TIA, whenever this Indenture refers to a provision of the TIA, such provision is incorporated by reference in, and made a part of, this Indenture, as if this Indenture were qualified under the TIA.
The following TIA terms used in this Indenture have the following meanings:
“Commission” means the SEC;
“indenture securities” means the Securities;
“indenture security holder” means a Securityholder or a Holder;
“indenture to be qualified” means this Indenture;
“indenture trustee” or “institutional trustee” means the Trustee; and
“obligor” on the indenture securities means the Company or any successor.
All other terms used in this Indenture that are defined by the TIA, defined by the TIA by reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein have the meanings so assigned to them.
In addition to all of the rights, benefits, privileges and immunities granted to the Trustee hereunder, and notwithstanding that this Indenture is not qualified under the TIA, all of the rights, benefits, privileges, protections and immunities granted to a trustee under the TIA are incorporated herein.

1.04	RULES OF CONSTRUCTION.
Unless the context otherwise requires:
(i)    a term has the meaning assigned to it;
(ii)    an accounting term not otherwise defined has the meaning assigned to it in accordance with Canadian generally accepted accounting principles in effect from time to time;
(iii)    “or” is not exclusive;

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(iv)    “including” means “including without limitation”;
(v)    words in the singular include the plural and in the plural include the singular;
(vi)    The term “interest” includes (i) any Additional Interest payable as set forth in Section 4.03(C) and Section 6.01, unless the context otherwise requires and (ii) any Additional Amounts payable pursuant to Section 4.09 of this Indenture;
(vii)    “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture;
(viii)    references to currency shall mean the lawful currency of the United States of America, unless the context requires otherwise;
(ix)    references to laws and statutes shall be deemed to refer to successor laws and statutes thereto;
(x)    the term “signature,” includes a manual, facsimile or electronic signature; and
(xi)    any share price that is reported in Canadian dollars shall be deemed to be a reference to the amount, in U.S. dollars, into which such amount of Canadian dollars would be converted based on the most recently published daily average exchange rate of the Bank of Canada on the date of such share price.
ARTICLE II

THE SECURITIES

2.01	FORM AND DATING.
The Securities and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A, which is incorporated in and forms a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.
The Securities shall be issued initially in the form of one or more Global Securities, substantially in the form set forth in Exhibit A (the “Global Security”), deposited with the Trustee, as custodian for DTC (who shall be the initial Depository with respect to the Securities), duly executed by the Company and authenticated by the Trustee and bearing the legend set forth in Exhibit B-1. The aggregate principal amount of the Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depository, as hereinafter provided; provided, that, except as permitted by Section 2.20, in no

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event shall the aggregate principal amount of the Global Security or Securities exceed $200,000,000 (or $230,000,000 if the Initial Purchasers elect to purchase all of the Additional Securities pursuant to the Option).
Securities issued in exchange for interests in a Global Security pursuant to Section 2.17 may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in Exhibit A (the “Physical Securities”) and, if applicable, bearing any legends required hereby.
The Securities shall be denominated in U.S. Dollars, and all cash payments due thereon shall be made in U.S. Dollars. The Securities shall be issuable only in registered form without interest coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

2.02	EXECUTION AND AUTHENTICATION OF SECURITIES.
One duly authorized Officer shall sign the Securities for the Company. A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.
A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.
Upon receipt of a Company Order, the Trustee shall authenticate Securities for original issue in the aggregate principal amount of $200,000,000 and such additional principal amount, if any, as shall be determined pursuant to the next sentence of this Section 2.02. Upon receipt by the Trustee of an Officer’s Certificate stating that the Initial Purchasers have elected to purchase from the Company a specified principal amount of Additional Securities, not to exceed $30,000,000, pursuant to the Option, the Trustee shall authenticate and deliver such specified principal amount of Additional Securities to or upon receipt of a Company Order therefor. The aggregate principal amount of Securities outstanding at any time may not exceed $230,000,000 except as provided in Section 2.20.
Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement or pursuant to Rule 144 or Regulation S under the Securities Act as set forth in Section 2.18. Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Canadian Legend to be issued to a transferee when so permitted to be issued without a Canadian Legend in accordance with Section 2.18(E).

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The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent so appointed has the same rights as the Trustee to deal with the Company and its Affiliates.

2.03	REGISTRAR, PAYING AGENT AND CONVERSION AGENT.
The Company shall maintain, or shall cause to be maintained, (i) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for registration of transfer or for exchange (“Registrar”), (ii) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for payment (“Paying Agent”), and (iii) an office or agency in the Borough of Manhattan, the City of New York, where Securities may be presented for conversion (“Conversion Agent”). The Corporate Trust Office shall initially serve as the office or agency for the aforementioned purposes. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint or change one or more co-Registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf. The term “Registrar” includes any co-Registrar; the term “Paying Agent” includes any additional paying agent; and the term “Conversion Agent” includes any additional conversion agent.
The Company shall enter into an appropriate agency agreement with any Securities Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Securities Agent. The Company shall notify the Trustee of the name and address of any Securities Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, the Trustee shall act as such.
The Company initially appoints the Trustee as Paying Agent, Registrar and Conversion Agent.

2.04	PAYING AGENT TO HOLD MONEY IN TRUST.
Each Paying Agent shall hold in trust for the benefit of the Securityholders or the Trustee all moneys held by the Paying Agent for the payment of the Securities, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as Paying Agent.

2.05	SECURITYHOLDER LISTS.

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The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish, or shall cause to be furnished, to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders appearing in the security register of the Registrar.

2.06	TRANSFER AND EXCHANGE.
Subject to Sections 2.17 and Section 2.18 hereof, where Securities are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange if the requirements for such transaction are met. To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities upon the Trustee’s receipt of a Company Order therefor. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) for a period of twenty (20) days before selecting, pursuant to Section 3.03, Securities to be redeemed or (ii) during a period beginning at the opening of business twenty (20) days before the mailing of a notice of redemption of the Securities selected for Redemption under Section 3.04 and ending at the close of business on the day of such mailing or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with this Indenture, except the unredeemed or unpurchased portion of Securities being redeemed or purchased in part.
No service charge shall be made for any transfer, exchange or conversion of Securities, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Securities, other than exchanges pursuant to Sections 2.10, 9.06 or 10.02, or Article III, not involving any transfer.

2.07	REPLACEMENT SECURITIES.
If the Holder of a Security claims that the Security has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate a replacement Security upon surrender to the Trustee of the mutilated Security, or upon delivery to the Trustee of evidence of the loss, destruction or theft of the Security satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Security, if required by the Trustee or the Company, an indemnity bond and/or security must be provided by the Holder that is satisfactory to the Trustee and the Company to indemnify and hold harmless the Company and the Trustee from any loss which any of them may suffer if such Security is replaced. The Trustee and the Company may charge such Holder for their expenses in replacing a Security.
In case any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security when due.

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Every replacement Security is an additional obligation of the Company only as provided in Section 2.08.

2.08	OUTSTANDING SECURITIES.
Securities outstanding at any time are all the Securities authenticated by the Trustee except for those converted, those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. Except to the extent provided in Section 2.09, a Security does not cease to be outstanding because the Company or one of its Subsidiaries or Affiliates holds the Security.
If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it, or a court holds, that the replaced Security is held by a protected purchaser.
If the Paying Agent (other than the Company) holds on any Option Purchase Date, Redemption Date, Fundamental Change Purchase Date or Maturity Date, money sufficient to pay the aggregate Option Purchase Price, Fundamental Change Purchase Price, Redemption Price or principal amount, as the case may be, with respect to all Securities to be redeemed, purchased or paid upon Purchase at Holder’s Option, Redemption, pursuant to a Fundamental Change Purchase Offer or upon maturity, as the case may be, in each case plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder’s Option, Redemption, pursuant to a Fundamental Change Purchase Offer or upon maturity, then (unless there shall be a Default in the payment of such aggregate Option Purchase Price, Redemption Price, Fundamental Change Purchase Price or principal amount, or of such accrued and unpaid interest), except as otherwise provided herein, on and after such date such Securities shall be deemed to be no longer outstanding, interest on such Securities shall cease to accrue, and such Securities shall be deemed paid whether or not such Securities are delivered to the Paying Agent. Thereafter, all rights of the Holders of such Securities shall terminate with respect to such Securities, other than the right to receive the Option Purchase Price, the Redemption Price, the Fundamental Change Purchase Price or the principal amount, as the case may be, plus, if applicable, such accrued and unpaid interest, in accordance with this Indenture.
If a Security is converted in accordance with Article X, then, from and after the time of such conversion on the Conversion Date, such Security shall cease to be outstanding, and interest, if any, shall cease to accrue on such Security unless there shall be a Default in the payment or delivery of the consideration payable hereunder upon such conversion.

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2.09	SECURITIES HELD BY THE COMPANY OR AN AFFILIATE.
In determining whether the Holders of the required aggregate principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or any other obligor under the Securities or this Indenture, or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor, shall be considered as though not outstanding, except that, for the purposes of determining whether the Trustee or the Securities Agent, as applicable, shall be protected in relying on any such direction, waiver or consent, only Securities which a Responsible Officer of the Trustee or the Securities Agent, as applicable, actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be considered to be outstanding for purposes of this Section 2.09 if the pledgee establishes, to the satisfaction of the Trustee, the pledgee’s right so to concur with respect to such Securities and that the pledgee is not, and is not acting at the direction or on behalf of, the Company, any other obligor under the Securities or this Indenture, or any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the event of a dispute or uncertainty as to whether the pledgee has established the foregoing, the Trustee may conclusively rely on the advice of counsel or on an Officer’s Certificate.

2.10	TEMPORARY SECURITIES.
Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order, authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of a Company Order, shall authenticate definitive Securities in exchange for temporary Securities. Until so exchanged, each temporary Security shall in all respects be entitled to the same benefits under this Indenture as definitive Securities, and such temporary Security shall be exchangeable for definitive Securities in accordance with the terms of this Indenture.

2.11	CANCELLATION.
The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or conversion. The Trustee shall promptly cancel all Securities surrendered for transfer, exchange, payment, conversion or cancellation in accordance with its customary procedures. Except as provided herein, the Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Securityholder has converted pursuant to Article X. All cancelled Securities held by the Trustee shall be disposed of in accordance with the Trustee’s procedure for the disposition of cancelled securities, and certification of their disposition shall be delivered by the Trustee to the Company unless the Company shall, by a Company Order, direct that cancelled Securities be returned to it.

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2.12	INTEREST PAYMENT AND RECORD DATES.
The interest payment dates for the Securities shall be April 1 and October 1 of each calendar year, beginning with, and including, October 1, 2019. The regular record date for an interest payment date that falls on April 1 shall be the immediately preceding March 15, and the regular record date for an interest payment date that falls on October 1 shall be the immediately preceding September 15.

2.13	NO SINKING FUND.
There shall be no sinking fund with respect to the Securities.

2.14	DEFAULTED INTEREST.
If and to the extent the Company defaults in a payment of interest on the Securities, the Company shall pay in cash the defaulted interest in any lawful manner plus, to the extent not prohibited by applicable statute or case law, interest on such defaulted interest at the rate provided in the Securities. The Company may pay the defaulted interest (plus interest on such defaulted interest) to the persons who are Securityholders on a subsequent special record date. The Company shall fix such record date and payment date. At least fifteen (15) calendar days before the record date, the Company shall mail to the Trustee and Securityholders a notice that states the record date, payment date and amount of interest to be paid. Upon the due payment of defaulted interest in full, interest shall no longer accrue on such defaulted interest pursuant to this Section 2.14.

2.15	CUSIP NUMBERS.
The Company in issuing the Securities may use one or more CUSIP numbers, and, if so, the Trustee shall use the CUSIP numbers in notices of redemption, purchase or exchange as a convenience to Holders; provided, however, that no representation is hereby deemed to be made by the Trustee as to the correctness or accuracy of the CUSIP numbers printed on the notice or on the Securities; provided further, that reliance may be placed only on the other identification numbers printed on the Securities, and the effectiveness of any such notice shall not be affected by any defect in, or omission of, such CUSIP numbers. The Company shall promptly notify the Trustee of any change in the CUSIP numbers.

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2.16	DEPOSIT OF MONEYS.
Prior to 11:00 A.M. New York City time, on each interest payment date, Maturity Date, Redemption Date, Option Purchase Date or Fundamental Change Purchase Date, the Company shall have deposited with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such interest payment date, Maturity Date, Redemption Date, Option Purchase Date or Fundamental Change Purchase Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such interest payment date, Maturity Date, Redemption Date, Option Purchase Date or Fundamental Change Purchase Date, as the case may be.

2.17	BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.
(A)    The Global Securities initially shall (i) be registered in the name of the Depository for the Securities or the nominee of such Depository, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear legends as required hereby.
(B)    Members of, or participants in, the Depository for the Securities (“Participants”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by such Depository, or the Trustee as its custodian, or under the Global Security, and such Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by such Depository or impair, as between such Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.
(C)    The transfer and exchange of beneficial interests in a Global Security that does not involve the issuance of a Physical Security shall be effected through the Depository (but not the Trustee) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depository therefor. In addition, Physical Securities shall be transferred to all beneficial owners, as identified by such Depository, in exchange for their beneficial interests in Global Securities only if (i) such Depository notifies the Company that such Depository is unwilling or unable to continue as depository for any Global Security (or such Depository ceases to be a “clearing agency” registered under Section 17A of the Exchange Act) and a successor Depository is not appointed by the Company within ninety (90) days of such notice or cessation or (ii) an Event of Default has occurred and is continuing and the Registrar has received a written request from such Depository to issue Physical Securities.

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(D)    In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to Section 2.17(C), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon receipt of a Company Order authenticate and deliver, to each beneficial owner identified by the Depository for the Securities in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations.
(E)    Any Physical Security constituting a Restricted Security delivered in exchange for an interest in a Global Security, pursuant to Section 2.17(C) shall, except as otherwise provided by Section 2.18, bear the Private Placement Legend. Any Physical Security delivered in exchange for an interest in a Global Security pursuant to Section 2.17(C), except as otherwise permitted by Section 2.18(E), shall bear the Canadian Legend.
(F)    The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.
(G)    Neither the Trustee nor any Securities Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
(H)    Neither the Trustee nor any Securities Agent shall have any responsibility for any actions taken or not taken by the Depository, for the records of any such depository, including records in respect of beneficial ownership interests in respect of any such Global Security, for any transactions between the Depository and any Participant or between or among the Depository, any such Participant and/or any holder or owner of a beneficial interest in such Global Security, or for any transfers of beneficial interests in any such Global Security.
(I)    Neither the Trustee nor any Securities Agent shall have any responsibility or obligation to any beneficial owner in a Global Security, a Participant or other Person with respect to the accuracy of the records of the Depository or its nominee or of any Participant, with respect to any ownership interest in the Securities or with respect to the delivery to any Participant, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Securityholders and all payments to be made to Securityholders under the

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Securities and this Indenture shall be given or made only to or upon the order of the registered holders (which shall be the Depository or its nominee in the case of the Global Security). The rights of beneficial owners in the Global Security shall be exercised only through the Depository subject to the applicable procedures. The Trustee and each Securities Agent shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners. The Trustee and each Security Agent shall be entitled to deal with the Depository, and any nominee thereof, that is the registered holder of any Global Security for all purposes of this Indenture relating to such Global Security (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such Global Security) as the sole holder of such Global Security and shall have no obligations to the beneficial owners thereof, except as set forth in this Indenture.

2.18	SPECIAL TRANSFER PROVISIONS.
(A)    Restrictions on Transfer and Exchange of Global Securities. Notwithstanding any other provisions of this Indenture, but except as provided in Sections 2.17(C) and 2.17(D), a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.
(B)    Private Placement Legend. Upon the transfer, exchange or replacement of Securities not bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Securities bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Trustee and the Company an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Security has been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a notice in the form of Exhibit C hereto, or (iv) such Security has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a certificate in the form of Exhibit D hereto.

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(C)    General. By its acceptance of any Security bearing the Private Placement Legend or the Canadian Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and the Canadian Legend and agrees that it will transfer such Security only as provided in this Indenture and as permitted by applicable law.
The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.17 or this Section 2.18. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.
(D)    Transfers of Securities Held By Affiliates. Any certificate (i) evidencing a Security that has been transferred to an Affiliate within one (1) year (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) after the date of original issuance of such Security, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Security that has been acquired from an Affiliate (other than by an Affiliate) in a transaction or a chain of transactions not involving any public offering, shall, until one (1) year after the last date on which the Company or any Affiliate was an owner of such Security (or such longer period of time as may be required under the Securities Act or applicable state securities laws), in each case, bear the Private Placement Legend, unless otherwise agreed by the Company (with written notice thereof to the Trustee).
(E)    Transfers of Securities with Canadian Legend. Except in respect of any transfer of Securities to the Company, the Securities shall be subject to the restrictions on transfer set forth in the Canadian Legend. Upon the transfer, exchange or replacement of Securities not bearing the Canadian Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Canadian Legend. Upon the transfer, exchange or replacement of Securities bearing the Canadian Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Canadian Legend unless (i) the requested transfer is after the date that is four months and a day after the original distribution date of the Securities or Additional Securities, as applicable, or (ii) there is delivered to the Trustee and the Company an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the applicable Canadian securities laws. If the Security surrendered for exchange is represented by a Global Security bearing the Canadian Legend, the principal amount of the Global Security so legended shall be reduced by the appropriate principal amount and the principal amount of the Global Security without the Canadian Legend shall be increased by an equal principal amount. If a Global Security without the Canadian Legend is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver a Global Security without the Canadian Legend to the Depository.

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2.19	RESTRICTIVE LEGENDS.
Each Global Security and Physical Security that constitutes a Restricted Security shall bear the legend (the “Private Placement Legend”) as set forth in Exhibit B-2 on the face thereof until after the first anniversary (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) of the later of (i) the date hereof and (ii) the last date on which the Company or any Affiliate was the owner of such Security (or any predecessor security) (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereunder) (or such longer period of time as may be required under the Securities Act or applicable state securities laws, as set forth in an Opinion of Counsel, unless otherwise agreed between the Company and the Holder thereof) (such date, the “Resale Restriction Termination Date”).
Each Global Security shall also bear the legend as set forth in Exhibit B-1.
Subject to Section 2.18(E), each Global Security and Physical Security issued shall bear the Canadian Legend.

2.20	ADDITIONAL SECURITIES.
The Company may, without the consent of the Holders and notwithstanding Sections 2.01 and 2.02 hereof, reopen the Securities and issue additional Securities hereunder with the same terms as the Securities initially issued hereunder (except for any difference in the issue date, issue price therefor, the initial interest payment date and interest accrued prior to the date of issuance thereof) in an unlimited aggregate principal amount, which will form the same series with the Securities initially issued hereunder, provided that if any such additional Securities are not fungible with the Securities initially issued hereunder for U.S. federal income tax and securities law purposes, such additional Securities will have one or more separate CUSIP numbers. The Securities initially issued hereunder and any such additional Securities would rank equally and ratably and would be treated as a single series of debt securities for all purposes under this Indenture.
ARTICLE III

REDEMPTION AND PURCHASE

3.01	RIGHTS OF REDEMPTION AND PURCHASE.
(A)    Redemption of the Securities, as permitted by any provision of this Indenture, shall be made:
(i)    with respect to a purchase at the Company’s option, in accordance with Paragraphs 6 and 7 of the Securities (a “Redemption”);
(ii)    with respect to a purchase at the Holder’s option, in accordance with Paragraph 8 of the Securities (a “Purchase at Holder’s Option”); and

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(iii)    with respect to any purchase upon a Fundamental Change, in accordance with Paragraph 9 of the Securities (a “Purchase Upon a Fundamental Change”);
in each case in accordance with the applicable provisions of this Article III.
(B)    The Company will comply with all U.S. and Canadian federal, state and provincial securities laws, and the applicable laws of any foreign jurisdiction, in connection with any offer to sell or solicitations of offers to buy Securities pursuant to this Article III.
(C)    Prior to April 1, 2023, the Company may not redeem the Securities, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes as set forth in Section 3.08.
(D)    On or after April 1, 2023 and prior to April 1, 2026, the Company shall have the right to redeem all or part of the Securities at a Redemption Price payable in cash, but only if the Closing Sale Price of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides the notice of redemption to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day. The “Redemption Price” will equal the sum of (1) 100% of the principal amount of the Securities to be redeemed, (2) accrued and unpaid interest, if any, to, but excluding, the redemption date, and (3) a “Make-Whole Premium” equal to the present value of the remaining scheduled payments of interest that would have been made on the Securities to be redeemed had such Securities remained outstanding from the Redemption Date to April 1, 2026 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield plus fifty basis points. The Company shall make Make-Whole Premium payments on all Securities called for redemption on or after April 1, 2023 but prior to April 1, 2026, including Securities converted after the date the Company provides the notice of Redemption but prior to the close of business on the Business Day immediately preceding the Redemption Date.
(E)    The Company shall have the right, at the Company’s option, at any time, and from time to time, on a Redemption Date on or after April 1, 2026, to redeem all or any part of the Securities at the “Redemption Price” payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date.
(F)    In no event shall any Redemption Date be a Legal Holiday. If the Redemption Date with respect to a Security is after a record date for the payment of an installment of interest and on or before the related interest payment date, then accrued and unpaid interest to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on

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such record date, and the Holder surrendering such Security for Redemption shall not be entitled to any such interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date, the Redemption Price will not include such interest, and the Make-Whole Premium payment, if any, made on such Securities to converting or redeeming Holders will equal the present value of all remaining interest payments from the Redemption Date to April 1, 2026.
(G)    Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.
(H)    Notwithstanding anything to the contrary in this Indenture, the Company may purchase Securities in transactions with the Holders, including in the open market and pursuant to tender offers and privately negotiated transactions.
(I)    Notwithstanding anything to the contrary in this Indenture, the Trustee shall have no involvement in the calculation of the Redemption Price or in the determination or calculation of any component thereof, and the Trustee shall be entitled to rely conclusively on the Officer’s Certificate furnished to it by the Company stating any applicable Redemption Price.

3.02	NOTICES TO TRUSTEE.
If the Company elects to redeem Securities pursuant to Section 3.01, it shall notify the Trustee of the Redemption Date, the applicable provision of this Indenture pursuant to which the Redemption is to be made and the aggregate principal amount of Securities to be redeemed, which notice shall be provided to the Trustee by the Company at least five (5) days prior to the notice of Redemption pursuant to Section 3.04 (unless a shorter notice period shall be satisfactory to the Trustee).

3.03	SELECTION OF SECURITIES TO BE REDEEMED.
If the Company has elected to redeem less than all of the Securities pursuant to Paragraph 6 of the Securities, the Trustee shall, promptly after receiving the notice specified in Section 3.02, select the Securities to be redeemed by lot, on a pro rata basis or in accordance with any other method the Trustee deems fair and appropriate and in accordance with its customary practice; or, in the case of Securities issued in global form, the Securities will be selected in accordance with the procedures of the Depository. The Trustee shall not be liable for selections made by it in accordance with this Section 3.03 or for selections made by the Depository. The Trustee shall make such selection from Securities then outstanding and not already to be redeemed by virtue of having been previously called for Redemption. The Trustee may select for Redemption portions of the principal amount of the Securities that have denominations larger than $1,000 principal amount. Securities and portions of them the Trustee selects for Redemption shall be in amounts of $1,000 principal amount or integral multiples of $1,000 principal amount. The Trustee shall promptly notify the Company in writing of the Securities selected for Redemption and the principal amount thereof to be redeemed.

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The Registrar need not register the transfer of or exchange any Securities that have been selected for Redemption or for which the holder has delivered, and not validly withdrawn, a Purchase Notice or Fundamental Change Purchase Notice, except, in the case of a partial purchase, that portion of the Securities not being purchased.

3.04	NOTICE OF REDEMPTION.
At least thirty (30) days but not more than sixty (60) days before a Redemption Date (which must be a Business Day), the Company shall give a notice of Redemption to the Trustee, the Paying Agent and each Holder of Securities.
The notice shall identify the Securities and the aggregate principal amount thereof to be redeemed pursuant to the Redemption and shall state:
(i)    the Redemption Date;
(ii)    the Redemption Price plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date;
(iii)    the Conversion Rate and the Conversion Price with respect to any conversions following the notice of Redemption;
(iv)    the dollar amount of the Make-Whole Premium, if any;
(v)    the names and addresses of the Paying Agent and the Conversion Agent;
(vi)    that the right to convert the Securities called for Redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption;
(vii)    that Holders who want to convert Securities must satisfy the requirements of Article X;
(viii)    the paragraph of the Securities pursuant to which the Securities are to be redeemed;
(ix)    that Securities called for Redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued and unpaid interest, if any, payable as herein provided upon Redemption;

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(x)    that, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption (including, where the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, the payment, on such interest payment date, of accrued and unpaid interest to, but excluding, such interest payment date to the Holder of record at the close of business on such record date), interest on Securities called for Redemption ceases to accrue on and after the Redemption Date, except as otherwise provided herein, such Securities will cease to be convertible after the close of business on the Business Day immediately preceding the Redemption Date, and all rights of the Holders of such Securities shall terminate on and after the Redemption Date, other than the right to receive, upon surrender of such Securities and in accordance with this Indenture, the amounts due hereunder on such Securities upon Redemption (and the rights of the Holder(s) of record of such Securities to receive, on the applicable interest payment date, accrued and unpaid interest in accordance herewith in the event the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date); and
(xi)    the CUSIP number or numbers, as the case may be, of the Securities.
The right, pursuant to Article X, to convert Securities called for Redemption shall terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption.
At the Company’s request, upon five (5) Business Days prior written notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall mail the Notice of Redemption in the Company’s name and at the Company’s expense; provided, however, that the form and content of such notice shall be prepared by the Company together with a Company Order directing that the Trustee deliver such Notice of Redemption.

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3.05	EFFECT OF NOTICE OF REDEMPTION.
Once notice of Redemption is mailed, Securities called for Redemption become due and payable on the Redemption Date at the consideration set forth herein, and, on and after such Redemption Date (unless there shall be a Default in the payment of such consideration), except as otherwise provided herein, such Securities shall cease to be outstanding and shall cease to accrue interest, whether or not the Holder delivers the Security to the Paying Agent, and all rights of the Holders of such Securities shall terminate, other than the right to receive such consideration upon surrender of such Securities to the Paying Agent.
If any Security shall not be fully and duly paid in accordance herewith upon Redemption, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest at the rate provided in such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.
Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to a Redemption if there has occurred (prior to, on or after, as the case may be, the mailing of the notice of Redemption specified in Section 3.04) and is continuing an Event of Default (other than a Default in the payment of the consideration payable as herein provided upon Redemption). The Paying Agent will promptly return to the respective Holders thereof any Securities held by it during the continuance of such an Event of Default.

3.06	DEPOSIT OF REDEMPTION PRICE.
Prior to 11:00 A.M., New York City time on the Redemption Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Redemption Date, sufficient to pay the consideration payable as herein provided upon Redemption on all Securities to be redeemed on that date. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

3.07	SECURITIES REDEEMED IN PART.
Any Security to be submitted for Redemption only in part shall be delivered pursuant to Section 3.05 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing, with a medallion guarantee), and the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Redemption.
If any Security selected for partial Redemption is converted in part, the principal of such Security subject to Redemption shall be reduced by the principal amount of such Security that is converted.

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3.08	TAX REDEMPTION.
The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at the ”Redemption Price” payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from March 14, 2019 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from March 14, 2019 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. The Company shall not and shall not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of Excluded Holders). In such event, the Company shall give the Trustee and the Holders of the Securities not less than 30 days’ nor more than 60 days’ notice of this Redemption pursuant to Sections 3.02 and 3.04, except that (i) the Company shall not give notice of Redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.
Upon receiving such notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 3.08 may elect to (i) convert its Securities pursuant to Article X or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until the close of business on the Business Day immediately preceding the Redemption Date. All future cash payments due on the Securities will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.
Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of Redemption, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on the Business Day at least five Business Days prior to the Redemption Date.

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A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day immediately prior to the Redemption Date.

3.09	PURCHASE OF SECURITIES AT OPTION OF THE HOLDER.
(A)    At the option of the Holder thereof, the Securities (or portions thereof that are integral multiples of $1,000 in principal amount) shall be purchased by the Company pursuant to Paragraph 8 of the Securities on each of April 1, 2026, April 1, 2029 or April 1, 2034 (each, an “Option Purchase Date”), at a purchase price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or such portions thereof) to be so purchased (the “Option Purchase Price”), plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date (provided, that such accrued and unpaid interest shall be paid to the Holder of record of such Securities at the close of business on the record date immediately preceding the Option Purchase Date), upon:
(i)    delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice, by such Holder, at any time from the opening of business on the date that is twenty (20) Business Days prior to the Option Purchase Date until the close of business on the Business Day immediately preceding the Option Purchase Date, of a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:
(a)    the certificate number(s) of the Securities which the Holder will deliver to be purchased, if such Securities are in certificated form;
(b)    the principal amount of Securities to be purchased, which must be $1,000 or an integral multiple thereof; and
(c)    that such principal amount of Securities are to be purchased as of the Option Purchase Date pursuant to the terms and conditions specified in Paragraph 8 of the Securities and in this Indenture; and

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(ii)    delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice, at any time after delivery of such Purchase Notice, of such Securities (together with all necessary endorsements), such delivery being a condition to receipt by the Holder of the Option Purchase Price therefor plus accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder’s Option (provided, however, that the Holder of record of such Securities on the record date immediately preceding the Option Purchase Date need not surrender such Securities in order to be entitled to receive, on the Option Purchase Date, the accrued and unpaid interest due thereon).
If such Securities are held in book-entry form through the Depository, the Purchase Notice and any notice of withdrawal shall comply with applicable procedures of the Depository.
Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive, upon request, from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.
Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this Section 3.09(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the Option Purchase Date, of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in Section 3.09(B)(viii).
The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.
(B)    The Company shall give notice (the “Option Purchase Notice”) on a date not less than twenty (20) Business Days prior to the Option Purchase Date to each Holder at its address shown in the register of the Registrar and to each beneficial owner as required by applicable law. Such notice shall state:
(i)    the Option Purchase Price plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date and the Conversion Rate;
(ii)    the names and addresses of the Paying Agent and the Conversion Agent;

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(iii)    that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of such Option Purchase Price or in accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder’s Option;
(iv)    that Securities (together with any necessary endorsements) must be surrendered to the Paying Agent to collect payment of the Option Purchase Price plus (if such Holder was the Holder of record of the applicable Security at the close of business on the record date immediately preceding the Option Purchase Date) accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder’s Option;
(v)    that the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event later than the third Business Day after the later of the Option Purchase Date or the time of delivery of the Security as described in clause (iv) above; provided, however, that such accrued and unpaid interest shall be paid, on the applicable interest payment date, to the Holder of record of such Security at the close of business on the record date immediately preceding the Option Purchase Date;
(vi)    the procedures the Holder must follow to exercise rights under this Section 3.09 (including the name and address of the Paying Agent) and a brief description of those rights;
(vii)    that a Holder will be entitled to withdraw its election in the Purchase Notice if the Company (if acting as its own Paying Agent) or the Paying Agent receives, at any time prior to the close of business on the Business Day immediately preceding the Option Purchase Date, or such longer period as may be required by law, a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on the Option Purchase Date pursuant to a Purchase at Holder’s Option, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this Section 3.09, which amount must be $1,000 or an integral multiple thereof;

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(viii)    that on and after the Option Purchase Date (unless there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder’s Option), interest on Securities subject to Purchase at Holder’s Option will cease to accrue, whether or not the Holder delivers the Security to the Paying Agent and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided upon a Purchase at Holder’s Option; and
(ix)    the CUSIP number or numbers, as the case may be, of the Securities.
At the Company’s request, upon reasonable prior written notice, the Trustee shall mail such Option Purchase Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Option Purchase Notice shall be prepared by the Company.
No failure of the Company to give an Option Purchase Notice shall limit any Holder’s right pursuant hereto to exercise its rights to require the Company to purchase such Holder’s Securities pursuant to a Purchase at Holder’s Option.
(C)    Subject to the provisions of this Section 3.09, the Company shall pay, or cause to be paid, the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date, with respect to each Security subject to Purchase at Holder’s Option to the Holder thereof as promptly as practicable, but in no event later than the third (3rd) Business Day after the later of the Option Purchase Date and the time such Security (together with all necessary endorsements) is surrendered to the Paying Agent; provided, however, that such accrued and unpaid interest shall be paid, on the applicable interest payment date, to the Holder of record of such Security at the close of business on the record date immediately preceding the Option Purchase Date.
(D)    Prior to 11:00 A.M., New York City time, on the Option Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Option Purchase Date, sufficient to pay the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date, of all of the Securities that are to be purchased by the Company on the Option Purchase Date pursuant to a Purchase at Holder’s Option. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

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(E)    Once the Purchase Notice has been duly delivered in accordance with this Section 3.09, the Securities to be purchased pursuant to the Purchase at Holder’s Option shall, on the Option Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder’s Option), such Securities shall cease to bear interest, and all rights of the Holders or such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration described in clause (D) above; provided, however, that such accrued and unpaid interest shall be paid, on the applicable interest payment date, to the Holder of record of such Security at the close of business on the record date immediately preceding the Option Purchase Date
(F)    Securities with respect to which a Purchase Notice has been duly delivered in accordance with this Section 3.09 may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder’s Option.
(G)    If any Security subject to Purchase at Holder’s Option shall not be paid in accordance herewith, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate provided in such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.
(H)    Any Security which is to be submitted for Purchase at Holder’s Option only in part shall be delivered pursuant to this Section 3.09 (with, if the Company or the Securities Agent so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing, with a medallion guarantee), and the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Purchase at Holder’s Option.
(I)    Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this Section 3.09 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Securities, of the required Purchase Notice) and is continuing an Event of Default (other than a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder’s Option or a Default arising from the Company’s failure to provide the applicable Option Purchase Notice). The Paying Agent will promptly return to the respective Holders thereof any Securities held by it during the continuance of an Event of Default (other than a Default in the payment of such consideration or arising from the Company’s failure to provide the applicable Option Purchase Notice).

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(J)    Notwithstanding anything herein to the contrary, if the option granted to Holders to require the purchase of the Securities on the Option Purchase Date is determined to constitute a tender offer or an issuer bid under Canadian securities laws, the Company shall comply with all applicable U.S. and Canadian securities laws, and with all other applicable laws, and will file all required materials under applicable U.S. and Canadian securities laws or any other applicable laws.

3.10	OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE.
(A)    In the event any Fundamental Change occurs, the Company shall offer to purchase for cash (a “Fundamental Change Purchase Offer”) all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount), on a date selected by the Company (the “Fundamental Change Purchase Date”), which Fundamental Change Purchase Date shall be no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date the Fundamental Change Notice (as defined below) is mailed in accordance with Section 3.10(B), at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or portions thereof) to be so purchased (the “Fundamental Change Purchase Price”), plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date. In order to accept such Fundamental Change Purchase Offer, a Holder must:
(i)    deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, no later than the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:
(a)    the certificate number(s) of the Securities which the Holder will deliver to be purchased pursuant to such Fundamental Change Purchase Offer, if such Securities are in certificated form;
(b)    the principal amount of Securities to be purchased pursuant to such Fundamental Change Purchase Offer, which must be $1,000 or an integral multiple thereof; and
(c)    that such principal amount of Securities are to be purchased pursuant to such Fundamental Change Purchase Offer; and
(ii)    delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, at any time after the delivery of such Purchase Notice, of such Securities (together with all necessary endorsements) to be purchased pursuant to such Fundamental Change Purchase Offer;

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provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.
If such Securities are held in book-entry form through the Depository for the Securities, the Purchase Notice and any withdrawal thereof shall comply with applicable procedures of such Depository.
Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.
Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this Section 3.10(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in Section 3.10(B)(xi).
The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.
(B)    Within twenty (20) Business Days after the occurrence of a Fundamental Change, the Company shall mail, or cause to be mailed, to all Holders of record of the Securities at their addresses shown in the register of the Registrar, and to beneficial owners as required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Right arising as a result thereof. The Company shall deliver a copy of the Fundamental Change Notice to the Trustee and shall cause a copy to be published at the expense of the Company in THE NEW YORK TIMES or THE WALL STREET JOURNAL or another newspaper of national circulation as well as the GLOBE AND MAIL.
Each Fundamental Change Notice shall state:
(i)    the events causing the Fundamental Change;
(ii)    the date of such Fundamental Change;

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(iii)    the Fundamental Change Purchase Date;
(iv)    the date by which the Fundamental Change Purchase Offer must be accepted;
(v)    the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date;
(vi)    the names and addresses of the Paying Agent and the Conversion Agent;
(vii)    a description of the procedures which a Holder must follow to accept the Fundamental Change Purchase Offer;
(viii)    that, in order to accept the Fundamental Change Purchase Offer, a Holder must surrender the Securities for payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.10;
(ix)    that the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event later than the later of such Fundamental Change Purchase Date and the time of delivery of the Security (together with all necessary endorsements) as described in clause (viii) above; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date;
(x)    that, except as otherwise provided herein, on and after such Fundamental Change Purchase Date (unless there shall be a Default in the payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.10), interest on Securities subject to the Fundamental Change Purchase Offer will cease to accrue, whether or not the Holder delivers the Security to the Paying Agent and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer;

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(xi)    that a Holder will be entitled to withdraw its Purchase Notice if the Company (if acting as its own Paying Agent), or the Paying Agent receives, prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, or such longer period as may be required by law, a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this Section 3.10, which amount must be $1,000 or an integral multiple thereof;
(xii)    the Conversion Rate and any adjustments to the Conversion Rate that will result from such Fundamental Change;
(xiii)    that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.10 or if there shall be a Default in the payment of the Fundamental Change Purchase Price or in the accrued and unpaid interest, if any, payable as provided in this Section 3.10; and
(xiv)    the CUSIP number or numbers, as the case may be, of the Securities.
At the Company’s request, upon five (5) Business Days prior notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall mail such Fundamental Change Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Fundamental Change Notice shall be prepared by the Company.

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(C)    Subject to the provisions of this Section 3.10, the Company shall pay, or cause to be paid, the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, with respect to each Security as to which the Fundamental Change Purchase Right shall have been exercised to the Holder thereof as promptly as practicable, but in no event later than the later of the Fundamental Change Purchase Date and the time such Security is surrendered to the Paying Agent; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.
(D)    Prior to 11:00 A.M., New York City time on a Fundamental Change Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Fundamental Change Purchase Date, sufficient to pay the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer for all of the Securities that are to be purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.
(E)    Once the Fundamental Change Notice and the Purchase Notice have been duly given in accordance with this Section 3.10, the Securities to be purchased pursuant to the Fundamental Change Purchase Offer shall, on the Fundamental Change Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer), except as otherwise herein provided, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, such consideration.
(F)    Securities with respect to which a Purchase Notice has been duly delivered in accordance with this Section 3.10 may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.10 or if there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer.

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(G)    If any Security shall not be paid upon surrender thereof for purchase pursuant to the Fundamental Change Purchase Offer, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate provided in such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.
(H)    Any Security which is to be submitted for purchase pursuant to a Fundamental Change Purchase Offer only in part shall be delivered pursuant to this Section 3.10 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not duly submitted for purchase pursuant to such Fundamental Change Purchase Offer.
(I)    Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this Section 3.10 if the principal amount of the Securities has been accelerated pursuant to Section 6.02 and such acceleration shall not have been rescinded on or before the applicable Fundamental Change Purchase Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it pursuant to a Fundamental Change Purchase Offer during the continuance of such an acceleration.
(J)    Notwithstanding anything herein to the contrary, if the option granted to Holders to require the purchase of the Securities upon the occurrence of a Fundamental Change is determined to constitute a tender offer or an issuer bid under Canadian securities laws, the Company shall comply with all applicable U.S. and Canadian securities laws and with all other applicable laws, and will file all required materials under applicable U.S. and Canadian securities laws or any other applicable laws.
ARTICLE IV

COVENANTS

4.01	PAYMENT OF SECURITIES.
(A)    The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities and this Indenture. All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with Section 2.04) on that date money sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respective Holder(s)).

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(B)    The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case of a Security that is in global form, by wire transfer of immediately available funds to the account designated by the Depository or its nominee; (B) in the case of a Security that is held, other than global form, by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law. Payments of cash to any holder of a beneficial interest in a Global Security shall be subject to the applicable procedures of the Depository.
(C)    The Company shall pay, in cash, interest on any overdue interest as provided in Section 2.14.
If any payment date with respect to the Securities falls on a day that is not a Business Day, we will make the payment on the next Business Day. The payment made on the next Business Day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

4.02	MAINTENANCE OF OFFICE OR AGENCY.
The Company will maintain, or cause to be maintained, in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-Registrar) where Securities may be surrendered for registration of transfer or exchange, payment or conversion and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Corporate Trust Office will initially serve as the office or agency for such purposes. The Company will give prompt written notice to the Trustee of any change in the location of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address of any change in the location thereof, such presentations, surrenders, notices and demands may continue to be made or served at the Corporate Trust Office of the Trustee.
The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

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4.03	RULE 144A INFORMATION AND SECURITIES REGULATORY FILINGS.
(A)    At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, so long as any of the Securities or any Common Shares issuable upon conversion of the Securities will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, upon written request, provide to any Holder, beneficial owner or prospective purchaser of the Securities or any Common Shares issuable upon conversion of the Securities, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of the Securities or the Common Shares pursuant to Rule 144A under the Securities Act.
(B)    The Company shall file with the Trustee, any financial statements, management discussion and analysis, annual information form, material change report and business acquisition report that the Company is required to file with the securities regulatory authorities in Canada pursuant to applicable Canadian securities laws within thirty (30) days after the same are required to be filed with the Canadian securities regulatory authorities. Documents filed by the Company with the Canadian securities regulatory authorities via the System for Electronic Document Analysis and Retrieval (“SEDAR”) will be deemed to be filed with the Trustee as of the time such documents are filed via SEDAR. The Trustee will have no responsibility to determine whether such posting has occurred. Delivery of reports, information and documents to the Trustee shall be for informational purposes only, and the information and the Trustee’s receipt of the foregoing shall not constitute actual or constructive knowledge or notice of any information contained therein, or determinable from information contained therein including the Company’s compliance with any of the Company’s covenants thereunder (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate).
(C)    (i) If at any time during the six-month period beginning on, and including, the date that is six months after the last original issuance date of the Securities offered hereby, (x) the Company fails to timely file any document or report that the Company is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act (after giving effect to all applicable extensions thereunder), as applicable, or (y) the Securities are not otherwise freely tradable by Holders other than Affiliates (as a result of restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities), or (ii) if and for so long as the Private Placement Legend on the Securities described in Section 2.19 has not been removed, the Securities are assigned a restricted CUSIP number or the Securities are not otherwise freely tradable by Holders other than Affiliates (without restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities) as of the 365th day after the date hereof) (each such event referred to in clause (i) or clause (ii) above, a “Restricted Transfer Default”), then the Company shall pay Additional Interest on the Securities at a rate of 0.25% per annum of the principal amount of the Securities outstanding for the first 90 days for which the Restricted Transfer Default has occurred and is continuing and each such day thereafter at a rate of 0.50% per annum of the principal amount of the Securities outstanding;

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provided, that Additional Interest payable under clause (i) of this Section 4.03(C) shall not be payable for so long as the Company elects to pay Additional Interest as the sole remedy during the first 365 days following an Event of Default relating to the Company’s failure to comply with its obligations set forth in Section 4.03(B), as set forth in Section 6.01. So long as the Restricted Transfer Default continues, the Company shall pay any Additional Interest in cash on each interest payment date of each year, or if any such day is not a Business Day, the immediately following Business Day to the Person who is the holder of record of the Securities as of the close of business on the relevant regular record date. When no Restricted Transfer Default is continuing, accrued and unpaid Additional Interest payable as a result of this Section 4.03(C) through the date of cure will be paid in cash on the immediately following interest payment date to the holder of record as of the close of business on the relevant regular record date.
(D)    Except as described in Section 4.03(C), the Additional Interest that is payable in accordance with Section 4.03(C) shall be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.01.
(E)    Notwithstanding anything to the contrary in this Indenture, the combined rate of any Additional Interest payable by the Company pursuant to Section 4.03(C) and as a result of the Company’s election pursuant to Section 6.01 exceed 0.50% per annum.
(F)    If Additional Interest is payable by the Company pursuant to Section 4.03(C), the Company shall deliver to the Trustee an Officer’s Certificate (upon which the Trustee may rely conclusively) to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.
(G)    The Company shall not, and shall will not permit any of its “affiliates” (as defined in Rule 144 under the Securities Act) to, resell any Securities that have been reacquired by any of them unless, upon such resale, such Securities would not constitute Restricted Securities.

4.04	COMPLIANCE CERTIFICATE.
The Company shall deliver to the Trustee, within ninety (90) calendar days after the end of each fiscal year of the Company, or, if earlier, by the date the Company is, or would be, required to file with the Canadian securities regulatory authorities the Company’s annual information form for such fiscal year, a certificate of two (2) or more Officers as required by TIA § 314(a)(4), stating whether or not the signatories to such certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under this

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Indenture or the Securities (without regard to any period of grace or requirement of notice hereunder or thereunder). If such signatories do know of any such Default or Event of Default, then such certificate shall describe the Default or Event of Default and its status.

4.05	STAY, EXECUTION AND USURY LAWS.
The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (in each case, to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

4.06	CORPORATE EXISTENCE.
Subject to Article V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its Subsidiaries, in accordance with the respective organizational documents of the Company and of each Subsidiary, and the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate existence of any Subsidiary, if in the good faith judgment of the Board of Directors such preservation or existence is no longer desirable in the conduct of business of the Company and its Subsidiaries taken as a whole.

4.07	NOTICE OF DEFAULT.
Within five (5) Business Days after any Officer becomes aware of the occurrence of any Default or Event of Default, the Company shall give written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee.

4.08	[RESERVED].

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4.09	PAYMENT OF ADDITIONAL AMOUNTS.
All payments made by or on behalf of the Company under or with respect to the Securities shall be made free and clear of and without withholding or deduction for, or on account of, any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act (“Canadian Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company shall make such withholding or deduction and pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and the Company shall also make similar payment (the term “Additional Amounts” shall also include any such similar payments) to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:
(A)    a payment made to a Holder or former Holder of Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:
(i)    with which the Company does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;
(ii)    that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

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(iii)    that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or
(B)    any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).
The Company will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
The Company shall furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.
The Company shall indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:
(i)    any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;
(ii)    any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and
(iii)    any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under clause (i) or clause (ii) above, but excluding any Excluded Taxes.
If, as a result of the Company’s consolidation or merger with or into any entity organized under the laws of a country other than Canada or a political subdivision of a country other than Canada or the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets to such an entity, such an entity assumes the Company’s obligations under this Indenture and the Securities, such entity will pay Additional Amounts on the same basis as described in this Section 4.09, except that references to Canada and its political subdivisions will be treated as references to Canada, the country in which such entity is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.
The Company shall pay Additional Amounts in cash semi-annually on the applicable April 1 or October 1, at Maturity, on any Redemption Date, on any Conversion Date, on any Option Purchase Date or on any Fundamental Change Purchase Date.

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Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.09 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
In order to comply with applicable tax laws, rules and regulations (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time (“Applicable Tax Law”), if a foreign financial institution, issuer, trustee, paying agent, holder or other institution is or has agreed to be subject to or related to this Indenture, the Company agrees (i) to use commercially reasonable efforts to provide to the Trustee sufficient information about Holders or other applicable parties and/or transactions (including any modification to the terms of such transactions) so the Trustee is able to determine whether it has tax-related obligations under Applicable Tax Law, (ii) that the Trustee shall be entitled to make any withholding or deduction from payments under this Indenture to the extent necessary to comply with Applicable Tax Law for which the Trustee shall not have any liability, and (iii) to hold harmless the Trustee for any losses it may suffer due to the actions it takes to comply with such Applicable Tax Law. The terms of this paragraph shall survive the termination of this Indenture.
If the Company is required to pay Additional Amounts under this Indenture to Holders on any payment date, the Company shall mail an Officer’s Certificate to the Trustee (and if the Trustee is not the Paying Agent, to the Paying Agent), upon which the Trustee (or, if applicable, the Paying Agent) may conclusively rely, setting forth the Company’s obligation to pay such Additional Amounts no later than thirty (30) calendar days prior to such payment date. Such Officer’s Certificate shall set forth that Additional Amounts will be payable, the date for the payment of such Additional Amounts and the amount of Additional Amounts to be paid by the Company on such payment date, and shall direct the Trustee (or, if the Trustee is not the Paying Agent, to the Paying Agent) to make payment of such Additional Amounts to the extent it receives funds from the Company to do so. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Amounts are due on such payment date.
Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 4.09 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.
ARTICLE V

SUCCESSORS

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5.01	WHEN COMPANY MAY MERGE, ETC.
The Company shall not consolidate with, or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to, another person or persons, whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and this Indenture; and (iii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist; provided, however, that the foregoing shall not prohibit the Company from consolidating with or merging with or into an entity that is organized and existing under the laws of a foreign jurisdiction, provided (A) clauses (ii) and (iii) above are satisfied; (B) such entity has common shares or American Depository Receipts representing such entity’s common shares (or securities equivalent thereto) listed on a U.S. national securities exchange or the TSX (or a successor thereto); (C) as a result of such consolidation or merger, the Securities become convertible solely into such common shares (or securities equivalent thereto) or American Depository Receipts (excluding cash payments for fractional shares); (D) such common shares (or securities equivalent thereto) or American Depository Receipts of such entity have an average daily trading volume value of a least five million dollars ($5,000,000) during the six (6) months immediately preceding the Company’s announcement of such consolidation or merger; (E) such entity has consented to service of process in the United States; (F) immediately prior to the Company’s announcement of such consolidation or merger, the Company’s market capitalization combined with such entity’s market capitalization was at least one billion dollars ($1,000,000,000) in the aggregate; (G) there will be no material adverse tax consequences to record holders or beneficial owners of the Securities, or of the underlying common shares or American Depository Receipts resulting from such consolidation or merger, and the Company has obtained and delivered to the Trustee an opinion of tax counsel experienced in such matters to that effect; and (H) such entity agrees in a supplemental indenture that, in the event that any cash dividends on such common shares (or securities equivalent thereto) or American Depository Receipts paid to U.S. Persons are subject to tax withholding, such entity will also pay, to such U.S. Persons, an amount in cash such that the net cash amount received by such Persons would be equal to the amount of cash such Persons would have received on account of such dividend if no such tax withholding applied.
The Company shall deliver to the Trustee, at no cost to the Trustee, prior to the consummation of the proposed transaction an Officer’s Certificate to the foregoing effect and an Opinion of Counsel (which may rely upon such Officer’s Certificate as to the absence of Defaults and Events of Default) stating that the proposed transaction and such supplemental indenture will, upon consummation of the proposed transaction, comply with this Indenture and all conditions precedent provided for in this Indenture related to the proposed transaction have been complied with.

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5.02	SUCCESSOR SUBSTITUTED.
Upon any consolidation, merger or any sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, the successor person formed by such consolidation or into which the Company is merged or to which such sale, transfer, lease, conveyance or other disposition is made shall succeed to, and, except in the case of a lease, be substituted for, and may exercise every right and power of, and shall assume every duty and obligation of, the Company under this Indenture with the same effect as if such successor had been named as the Company herein. When the successor assumes all obligations of the Company hereunder, except in the case of a lease, all obligations of the predecessor shall terminate.
ARTICLE VI

DEFAULTS AND REMEDIES

6.01	EVENTS OF DEFAULT.
An “Event of Default” is deemed to occur with respect to the Securities if:
(i)    the Company fails to pay the principal of, or a Make-Whole Premium, if any, on, any Security when the same becomes due and payable, whether at maturity, upon Redemption, on an Option Purchase Date or on a Fundamental Change Purchase Date with respect to a Fundamental Change Purchase Offer or otherwise;
(ii)    the Company fails to pay an installment of interest on any Security when due, if such failure continues for thirty (30) days after the date when due;
(iii)    the Company fails to satisfy its conversion obligations upon exercise of a Holder’s conversion rights pursuant hereto (including the failure to pay the Make-Whole Premium, if any, in connection with such conversion);
(iv)    the Company fails to timely provide a Fundamental Change Notice, or an Option Purchase Notice as required by the provisions of this Indenture, or fails to timely provide any notice pursuant to, and in accordance with, Section 10.14(E);
(v)    except for Events of Default referenced in clauses (i), (ii), (iii), (iv) or (x), the Company fails to comply with any other term, covenant or agreement set forth in the Securities or this Indenture and such failure continues for the period, and after the notice, specified below;

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(vi)    the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed (other than intercompany indebtedness), in the aggregate principal amount then outstanding of thirty million dollars ($30,000,000) or more, or the acceleration of Indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded, in each case, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding, each in accordance with this Indenture;
(vii)    the Company or any of its Subsidiaries fails to pay final judgments, the aggregate uninsured portion of which is at least thirty million dollars ($30,000,000), and such judgments are not paid, stayed or discharged within sixty (60) days;
(viii)    the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:
(a)    commences a voluntary case,
(b)    consents to the entry of an order for relief against it in an involuntary case,
(c)    consents to the appointment of a Custodian of it or for all or substantially all of its property, or
(d)    makes a general assignment for the benefit of its creditors;
(ix)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(A)    is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

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(B)    appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or
(C)    orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (A), (B) and (C) of this Section 6.01(ix), the order or decree remains unstayed and in effect for at least ninety (90) consecutive days; or
(x)    a Termination of Trading occurs.
The term “Bankruptcy Law” means Title 11, U.S. Code or any similar U.S. or Canadian Federal, State or Provincial law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
A Default under clause (v) above is not an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, of the Default and (II) the Default is not cured within sixty (60) days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.” If the Holders of at least twenty five percent (25%) in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so. When a Default is cured, it ceases.
Notwithstanding the foregoing, the Company may elect to cure an Event of Default described under clause (x) above by offering to purchase the outstanding Securities as described in Section 3.10. The Company shall make this election by sending out a notice setting out the terms of the purchase offer (which will be deemed a Fundamental Change Purchase Offer for the purposes of Section 3.10) within a 20 Business Day grace period after the occurrence of such Event of Default, which notice will be deemed a Fundamental Change Notice for the purposes of such Fundamental Change Purchase Offer and shall comply with Section 3.10, as applicable. During such 20 Business Day grace period, Holders and the Trustee may not exercise any remedies or institute enforcement proceedings with respect to the Securities or this Indenture (or the related obligations) arising from the occurrence of such Event of Default, including, without limitation, acceleration of the Securities, or institute any insolvency proceedings with respect to the Company or any of the Subsidiaries. If the Company does not elect to cure the Event of Default described under clause (x) above by offering to purchase the outstanding Securities in accordance with this paragraph, the Company may elect that the sole remedy during the first 60 days following such Event of Default, will consist exclusively of the right to receive Additional

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Interest on the Securities, as long as such Event of Default is continuing, at a rate equal to 0.25% per annum of the principal amount of the Securities outstanding for each day during the 60-day period beginning on, and including, the date on which such Event of Default first occurs. If the Company elects to pay Additional Interest pursuant to this paragraph, such Additional Interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities. On the 61st day after such Event of Default (if such Event of Default is not cured or waived prior to such 61st day), the Securities will be subject to acceleration as provided in Section 6.02. The provisions of this paragraph will not affect the rights of Holders of in the event of the occurrence of any other Event of Default. In the event the Company does not elect to cure the Event of Default by offering to purchase the outstanding Securities in accordance with this paragraph or the Company does not elect to pay the Additional Interest following an Event of Default described under clause (x) above in accordance with this paragraph, or, the Company elects to make such payment, but does not pay the Additional Interest when due, the Securities will be immediately subject to acceleration as provided in Section 6.02.
Notwithstanding the foregoing, if the Company so elects, the sole remedy during the first 365 days following an Event of Default relating to the Company’s failure to comply with the obligations set forth in Section 4.03(B), will consist exclusively of the right to receive Additional Interest on the Securities, as long as such Event of Default is continuing, at a rate equal to (x) 0.25% per annum of the principal amount of the Securities outstanding for each day during the 180-day period beginning on, and including, the date on which such Event of Default first occurs during which Event of Default is continuing and (y) 0.50% per annum of the principal amount of the Securities outstanding for each day during the 185-day period beginning on, and including the 181st day that such Event of Default is continuing. If the Company elects to pay Additional Interest pursuant to this paragraph, such Additional Interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities. On the 366th day after such Event of Default (if the Event of Default relating to the reporting obligations set forth in Section 4.03(B) is not cured or waived prior to such 366th day), the Securities will be subject to acceleration as provided in Section 6.02. The provisions of this paragraph will not affect the rights of Holders of in the event of the occurrence of any other Event of Default. In the event the Company does not elect to pay the Additional Interest following an Event of Default in accordance with this paragraph or the Company elects to make such payment but does not pay the Additional Interest when due, the Securities will be immediately subject to acceleration as provided in Section 6.02.
In order to elect to pay the Additional Interest as the sole remedy during the first 365 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations set forth in Section 4.03(B) in accordance with the preceding paragraph, the Company shall notify all Holders, the Trustee and the Paying Agent (if other than the Trustee) of such election on or prior to the beginning of such 365-day period. Upon the Company’s failure to timely give such notice, the Securities will be immediately subject to acceleration as provided in Section 6.02.

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6.02	ACCELERATION.
If an Event of Default (excluding an Event of Default specified in Section 6.01(viii) or (ix) with respect to the Company (but including an Event of Default specified in Section 6.01(viii) or (ix) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company)) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding by written notice to the Company and the Trustee, may declare the Securities to be immediately due and payable in full. Upon such declaration, the principal of, and any accrued and unpaid interest on, all Securities shall be due and payable immediately. If an Event of Default specified in Section 6.01(viii) or (ix) with respect to the Company (excluding, for purposes of this sentence, an Event of Default specified in Section 6.01(viii) or (ix) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under Section 7.07 have been paid.

6.03	OTHER REMEDIES.
Notwithstanding any other provision of this Indenture, other than as provided in Section 4.03(C) or in the last three full paragraphs of Section 6.01, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of amounts due with respect to the Securities or to enforce the performance of any provision of the Securities or this Indenture.
The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative.

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6.04	WAIVER OF PAST DEFAULTS.
Subject to Sections 6.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding may, by notice to the Trustee, waive any past Default or Event of Default and its consequences, other than (A) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest (including Additional Interest, if any) on, any Security, or in the payment of the Fundamental Change Purchase Price, Option Purchase Price or Redemption Price, (B) a Default or Event of Default arising from a failure by the Company to convert any Securities in accordance with this Indenture or (C) any Default or Event of Default in respect of any provision of this Indenture or the Securities which, under Section 9.02, cannot be modified or amended without the consent of the Holder of each outstanding Security affected. When a Default or an Event of Default is waived, it is cured and ceases.

6.05	CONTROL BY MAJORITY.
The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in any liability (including in its individual capacity) unless the Trustee is offered indemnity satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

6.06	LIMITATION ON SUITS.
Except as provided in Section 6.07, a Securityholder may not institute any proceeding under this Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under this Indenture unless:
(i)    the Holder gives to the Trustee written notice of a continuing Event of Default;
(ii)    the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding make a written request to the Trustee to pursue the remedy;
(iii)    such Holder or Holders offer and, if requested, provide to the Trustee security and/or indemnity satisfactory to the Trustee in its sole discretion against any loss, liability, expense damage or costs to or of the Trustee in connection with pursuing such remedy;
(iv)    the Trustee does not comply with or respond to the request within sixty (60) days after receipt of such notice, request and offer of security and/or indemnity; and

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(v)    during such sixty (60) day period, the Holders of a majority in aggregate principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the initial request.
A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

6.07	RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES.
Notwithstanding any other provision of this Indenture to the contrary, the right of any Holder to receive payment of all amounts due with respect to the Securities or to convert the Securities, on or after the respective due dates as provided herein, or to bring suit for the enforcement of any such payment or conversion right on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

6.08	COLLECTION SUIT BY TRUSTEE.
If an Event of Default specified in Section 6.01(i) or (ii) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount due with respect to the Securities, including any unpaid and accrued interest.

6.09	TRUSTEE MAY FILE PROOFS OF CLAIM.
The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee, any predecessor Trustee and the Securityholders allowed in any judicial proceedings relative to the Company with respect to the Securities or its creditors or properties.
The Trustee may collect and receive any moneys or other property payable or deliverable on any such claims and distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.
Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

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6.10	PRIORITIES.
Any money collected by the Trustee pursuant to this Article VI or, after an Event of Default, any money or other property distributable in respect of the Company’s obligations under this Indenture, shall be applied in the following order:
First:        to the Trustee (including any predecessor trustee) for amounts due under Section 7.07;
Second:    to Securityholders for all amounts due and unpaid on the Securities, without preference or priority of any kind, according to the amounts due and payable on the Securities; and
Third:        to the Company.
The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment by it to Securityholders pursuant to this Section 6.10. At least fifteen (15) days before each such record date, the Trustee shall mail to each Holder and the Company a written notice that states such record date and payment date and the amount of such payment.

6.11	UNDERTAKING FOR COSTS.
In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit other than the Trustee of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than ten percent (10%) in aggregate principal amount of the outstanding Securities.
ARTICLE VII

TRUSTEE

7.01	DUTIES OF TRUSTEE.
(A)    If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

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(B)    The Trustee, except during the continuance of an Event of Default:
(i)    need perform only those duties that are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and
(ii)    in the absence of bad faith on its part, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee, and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts, statements, opinions or conclusions stated therein).
(C)    The Trustee may not be relieved from liability for its own bad faith, its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:
(i)    this Subsection (C) shall not be construed to limit the effect of Subsections (B) or (F) of this Section 7.01;
(ii)    the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer thereof, unless it is conclusively determined by a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts; and
(iii)    the Trustee shall be not liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.
(D)    Every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Section 7.01.
(E)    The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
(F)    The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability for the performance of any of its duties hereunder or the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or reasonably adequate indemnity against such risk or liability is not assured to it.

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7.02	RIGHTS OF TRUSTEE.
(A)    Subject to Section 7.01, the Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document; if, however, the Trustee shall determine to make such further inquiry or investigation, it shall be entitled during normal business hours of the Company to examine the relevant books, records and premises of the Company, personally or by agent or attorney upon reasonable prior notice at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.
(B)    Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. No such Officer’s Certificate or Opinion of Counsel shall be at the expense of the Trustee.
(C)    Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.
(D)    The Trustee may consult with counsel, and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.
(E)    The Trustee may act through agents or attorneys, and the Trustee shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.
(F)    The Trustee shall not be liable for any action it takes, suffers or omits to take in good faith, which it believes to be authorized or within its discretion, rights or powers conferred upon it by this Indenture.

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(G)    The Trustee shall not have any duty to inquire as to the performance of the Company with respect to the covenants contained in Article IV. In addition, the Trustee shall not be deemed to have notice or be charged with knowledge of a Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change except (i) with respect to the Trustee, any Default or Event of Default occurring pursuant to Sections 6.01(i) or 6.01(ii), or (ii) any Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change of which a Responsible Officer of the Trustee shall have received written notification at its Corporate Trust Office from a Securityholder or the Company of the circumstances constituting the same and stating so in such written notification. Except as otherwise provided herein, the Trustee may, in the absence of receipt of such written notification, conclusively assume that there is no Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change. Delivery of reports, information and documents to the Trustee under Article IV (other than Sections 4.04 and 4.07) is for informational purposes only and the receipt by the Trustee of the foregoing shall not constitute actual or constructive knowledge or notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely on Officer’s Certificates).
(H)    Subject to Section 7.01(A), the Trustee shall not be under any obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Holders pursuant to this Indenture unless such Holders shall have offered to the Trustee security and/or indemnity satisfactory to the Trustee in its sole discretion against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
(I)    The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder.
(J)    The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.
(K)    [RESERVED]
(L)    The Trustee shall not have any duty (i) to see to any recording, filing or depositing of this Indenture or any indenture referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any rerecording, refiling or redepositing of any thereof or (ii) to see to any insurance.

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(M)    The rights of the Trustee to perform any discretionary act enumerated in this Indenture shall not be construed as a duty, and the Trustee shall not be answerable other than for its bad faith, gross negligence or willful misconduct in the performance of such act or failure to act.
(N)    The Trustee shall not be required to give any bond or surety in respect of the execution of the powers granted hereunder.
(O)    In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
(P)    In no event shall the Trustee be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

7.03	INDIVIDUAL RIGHTS OF TRUSTEE.
The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or any of its Affiliates with the same rights the Trustee would have if it were not Trustee. Any Securities Agent may do the same with like rights. The Trustee, however, must comply with Sections 7.10 and 7.11.

7.04	DISCLAIMER OF THE TRUSTEE.
The Trustee does not make any representation as to the validity, sufficiency or adequacy of this Indenture or the Securities; the Trustee shall not be accountable for the Company’s use of the proceeds from the Securities; and the Trustee shall not be responsible for any statement in the Securities other than its certificate of authentication. The Trustee shall not be responsible to make any calculation with respect to any matter under this Indenture. The Trustee shall have no duty to monitor or investigate the Company’s compliance with or the breach of, or cause to be performed or observed, any representation, warranty, or covenant or agreement of any Person, other than the Trustee, made in this Indenture.

7.05	NOTICE OF DEFAULTS.
If a Default or Event of Default occurs and is continuing as to which a Responsible Officer of the Trustee has received written notice pursuant to the provisions of this Indenture, then the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after receipt of such notice, unless such Default or Event of Default has been

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cured or waived; provided, however, that, except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold such notice if, and so long as it in good faith determines that, withholding such notice is in the best interests of Holders.

7.06	[RESERVED].

7.07	COMPENSATION AND INDEMNITY.
The Company shall pay to the Trustee (which for purposes of this Section 7.07 shall also include The Bank of New York Mellon as Paying Agent, Registrar, Custodian for the Securities and Conversion Agent) from time to time such compensation for its/their respective services as shall be agreed upon in writing. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it/them, respectively, pursuant to, and in accordance with, any provision hereof. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the agents and counsel of the Trustee.
The Company shall indemnify the Trustee (which shall include, with respect to any and all roles hereunder performed by The Bank of New York Mellon, its directors, officers, employees, agents and counsel) against any and all loss, liability, damage, claim or expense (including the reasonable fees and expenses of counsel and taxes other than franchise taxes and taxes based upon, measured by or determined by the income of the Trustee) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers and duties hereunder. The Company need not pay any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The Trustee shall notify the Company promptly of any claim for which it may seek indemnification. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through the gross negligence, bad faith or willful misconduct of the Trustee and as determined by a court of competent jurisdiction in a final decision.
To secure the Company’s payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay amounts due on particular Securities.
The indemnity obligations of the Company with respect to the Trustee provided for in this Section 7.07 shall survive final payment in full on the Securities, the termination for any reason of this Indenture and any resignation or removal of the Trustee.
Without prejudice for any other rights available under applicable law, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(viii) or 6.01(ix) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

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“Trustee” for purposes of this Section shall include any predecessor Trustee; provided, however, that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

7.08	REPLACEMENT OF TRUSTEE.
A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon such successor’s acceptance of appointment as provided in this Section 7.08.
The Trustee may resign by so notifying the Company in writing thirty (30) Business Days prior to such resignation. The Holders of a majority in aggregate principal amount of the Securities then outstanding may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor Trustee with the Company’s consent. The Company may remove the Trustee if:
(i)    the Trustee fails to comply with Section 7.10; or
(ii)    the Trustee adjudged a bankrupt or an insolvent; or
(iii)    a receiver or other public officer takes charge of the Trustee or its property; or
(iv)    the Trustee becomes incapable of acting.
If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.
If a successor Trustee does not take office within thirty (30) days after the retiring Trustee resigns or is removed, the retiring Trustee may, at the Company’s expense, and the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the outstanding Securities may, petition any court of competent jurisdiction for the appointment of a successor Trustee.
If the Trustee fails to comply with Section 7.10, the Company or any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.
Each successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall, upon payment of its charges hereunder, promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07. Notwithstanding any replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

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7.09	SUCCESSOR TRUSTEE BY MERGER, ETC.
If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee if such successor Person is otherwise eligible hereunder.

7.10	ELIGIBILITY; DISQUALIFICATION.
There shall at all times be a Trustee hereunder, which (A) is an entity organized and doing business under the laws of the United States or of any state thereof, (B) is authorized under such laws to exercise corporate trustee power, (C) is subject to supervision or examination by federal or state authorities and (D) has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA § 310(b). Nothing in this Indenture shall prevent the Trustee from filing with the SEC the application referred to in the penultimate paragraph of TIA § 310(b).

7.11	PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY.
The Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.
ARTICLE VIII

DISCHARGE OF INDENTURE

8.01	TERMINATION OF THE OBLIGATIONS OF THE COMPANY.
This Indenture shall cease to be of further effect if (a) either (i) all outstanding Securities (other than Securities replaced pursuant to Section 2.07) have been delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity or upon Purchase at Holder’s Option, Redemption or pursuant to a Fundamental Change Purchase Offer, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07) on the Maturity Date or an Option Purchase Date, Redemption Date or Fundamental Change Purchase Date, as the case may be; (b) the Company pays to the Trustee all other sums payable hereunder by the Company; (c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit; (d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; and (e) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.17, 2.18, 2.19, 4.01, 4.02, 4.05, 7.07 and 7.08

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and Articles III, VIII and X of this Indenture, shall survive any discharge of this Indenture until such time as the Securities have been paid in full and there are no Securities outstanding.

8.02	APPLICATION OF TRUST MONEY.
The Trustee shall hold in trust all money deposited with it pursuant to Section 8.01 and shall apply such deposited money through the Paying Agent and in accordance with this Indenture to the payment of amounts due on the Securities.

8.03	REPAYMENT TO COMPANY.
The Trustee and the Paying Agent shall promptly notify the Company of, and pay to the Company upon the request of the Company, any excess money held by them at any time. The Trustee and the Paying Agent shall pay to the Company upon the written request of the Company any money held by them for the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Securities that remains unclaimed for two (2) years. After payment to the Company, Securityholders entitled to the money must look to the Company for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to such money and payment shall, subject to applicable law, cease.

8.04	REINSTATEMENT.
If the Trustee or Paying Agent is unable to apply any money in accordance with Sections 8.01 and 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Sections 8.01 and 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Sections 8.01 and 8.02; provided, however, that if the Company has made any payment of amounts due with respect to any Securities because of the reinstatement of its obligations, then the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.
ARTICLE IX

AMENDMENTS

9.01	WITHOUT CONSENT OF HOLDERS.
The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to or the consent of any Securityholder:
(i)    to evidence the assumption of the Company’s obligations under this Indenture and the Securities by a Successor upon consolidation, arrangement, amalgamation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets in accordance with this Indenture;

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(ii)    make adjustments in accordance with this Indenture to the right to convert the Securities upon certain reclassifications or changes in the Common Shares and certain consolidations, arrangements, amalgamations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets;
(iii)    to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities provided, however, that (a) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) no such amendment materially and adversely affects rights of any Holder;
(iv)    to evidence and provide the acceptance to the appointment of a successor Trustee under this Indenture;
(v)    to secure the obligations of the Company or any other obligor under the Indenture in respect of the Securities;
(vi)    to add to the covenants of the Company for the benefit of Securityholders or to surrender any right or power conferred upon the Company;
(vii)    to make provisions with respect to adjustments to the Conversion Rate as required by this Indenture or to increase the Conversion Rate in accordance with this Indenture;
(viii)    to add guarantees or additional obligors with respect to the Securities;
(ix)    to add any additional Events of Default; or
(x)    to comply with the requirements of the Canadian securities regulatory authority, the SEC, the NASDAQ Global Market, the TSX or any applicable securities depository or stock exchange on which Common Shares may be listed, provided that no such amendment or supplement materially and adversely affects the rights of any Holder.
In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to (i) cure any ambiguity, defect, omission or inconsistency in this Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to this Indenture, adversely affect the rights of any Holder; or (ii) conform this Indenture to the description of the Securities contained in the Offering Memorandum.

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9.02	WITH CONSENT OF HOLDERS.
Except as provided in Section 9.01 or this Section 9.02, the Company and the Trustee may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities. Subject to Sections 6.04 and 6.07, the Holders of a majority in aggregate principal amount of the outstanding Securities may, by notice to the Trustee, waive compliance by the Company with any provision of this Indenture or the Securities without notice to any other Securityholder. Notwithstanding anything herein to the contrary, without the consent of each Holder of each outstanding Security affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:
(a)    change the stated maturity of the principal of, or the payment date of any installment of interest or any premium on, any Security;
(b)    reduce the principal amount of, or any premium, interest (including Additional Interest, if any) on, any Security;
(c)    change the place, manner or currency of payment of principal of, or any premium, interest on, any Security;
(d)    impair the right to institute suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Security;
(e)    modify, in a manner adverse to Holders, the provisions with respect to the right of Holders pursuant to Article III to require the Company to purchase Securities on an Option Purchase Date or to offer to purchase Securities upon the occurrence of a Fundamental Change;
(f)    modify the provisions of this Indenture relating to ranking as to contractual right of payment in a manner adverse to Holders (for the avoidance of doubt, the issuance of secured Indebtedness or Indebtedness guaranteed by any of the Subsidiaries shall not be deemed such a modification);
(g)    adversely affect the right of Holders to convert Securities in accordance with Article X;
(h)    reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a modification to or amendment of any provision of this Indenture or the Securities;
(i)    reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a waiver of compliance with any provision of this Indenture or the Securities or a waiver of any Default or Event of Default; or
(j)    modify the provisions of this Indenture with respect to modification and waiver (including waiver of a Default or an Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.

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Promptly after an amendment, supplement or waiver under Section 9.01 or this Section 9.02 becomes effective, the Company shall mail, or cause to be mailed, to Securityholders a notice briefly describing such amendment, supplement or waiver. Any failure of the Company to mail such notice shall not in any way impair or affect the validity of such amendment, supplement or waiver.
It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

9.03	EXECUTION OF SUPPLEMENTAL INDENTURES.
In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture, and that such supplemental indenture constitutes the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by laws, and any other similar and/or customary exceptions.

9.04	COMPLIANCE WITH TRUST INDENTURE ACT.
Every amendment, waiver or supplement to this Indenture or the Securities shall comply with the TIA as then in effect.

9.05	REVOCATION AND EFFECT OF CONSENTS.
Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

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After an amendment, supplement or waiver becomes effective with respect to the Securities, it shall bind every Holder unless such amendment, supplement or waiver makes a change that requires, pursuant to Section 9.02, the consent of each Holder affected. In that case, the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and, provided that notice of such amendment, supplement or waiver is reflected on a Security that evidences the same debt as the consenting Holder’s Security, every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.

9.06	NOTATION ON OR EXCHANGE OF SECURITIES.
If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver such amendment, supplement or waiver to the Trustee. The Trustee may place an appropriate notation on the Security as directed and prepared by the Company about the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

9.07	TRUSTEE PROTECTED.
The Trustee shall sign any amendment, supplemental indenture or waiver authorized pursuant to this Article IX provided, however, that the Trustee need not sign any amendment, supplement or waiver authorized pursuant to this Article IX that adversely affects the Trustee’s rights, duties, liabilities or immunities. The Trustee shall be entitled to receive and conclusively rely upon an Opinion of Counsel as to legal matters and an Officer’s Certificate as to factual matters that any supplemental indenture, amendment or waiver is permitted or authorized pursuant to this Indenture and that all conditions precedent to the execution of such supplemental indenture have been fulfilled.

9.08	EFFECT OF SUPPLEMENTAL INDENTURES.
Upon the due execution and delivery of any supplemental indenture in accordance with this Article IX, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes, and, except as set forth in Sections 9.02 and 9.05, every Holder of Securities shall be bound thereby.
ARTICLE X

CONVERSION

10.01	CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS.
(A)    Subject to the provisions of Article III and this Article X, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into Common Shares at any time until the close of business on the second Business Day immediately preceding April 1, 2039.

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(B)    The initial Conversion Rate shall be 54.1082 Common Shares per $1,000 principal amount of Securities. The Conversion Rate shall be subject to adjustment in accordance with Sections 10.05 through 10.14.
(C)    A Holder may convert a portion of the principal amount of a Security if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of such Security.
(D)    Any Common Shares that are issued upon conversion of a Security that bears the Private Placement Legend shall also bear the Private Placement Legend. Any Common Shares that are issued upon conversion of a Security that does not bear the Private Placement Legend shall also not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares not bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver Common Shares that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver only Common Shares that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Company and the registrar and transfer agent for the Common Shares an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Security has been sold pursuant to an effective registration statement under the Securities Act and the holder selling such Common Shares has delivered to the registrar and transfer agent for the Common Shares a notice in the form of Exhibit C hereto, or (iv) such Security has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Securities has delivered to the registrar and transfer agent for the Common Shares a certificate in the form of Exhibit D hereto.
(E)    Any Common Shares that are issued upon conversion of a Security before the date that is four months and a day after the original distribution date of such Security or any Additional Security shall bear the Canadian Legend.

10.02	CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION.
(A)    To convert a Security, a Holder must satisfy the requirements of paragraph 10 of the Securities. If a Security is surrendered for conversion in accordance with this Article X, then:

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(i)    the Company shall deliver, through the Conversion Agent, to each converting Holder, as soon as practicable after the Conversion Date of such conversion, but in no event later than the third (3rd) Business Day after such Holder surrenders such Security for such conversion, a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000, multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares as described in clause (ii) below).
(ii)    The Company will not issue a fractional Common Share upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Closing Sale Price of Common Shares on the Conversion Date (or if the Conversion Day is not a Trading Day, on the next succeeding Trading Day).
(B)    Except as provided in the Securities or in this Article X, no payment or adjustment will be made for accrued interest on a converted Security or for dividends on any Common Shares issued on or prior to conversion. Upon conversion, the Holder of a Security will be entitled to receive, together with any other consideration payable upon conversion, accrued and unpaid interest through, but excluding, the Conversion Date; provided, that if any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted, from and including the Conversion Date to, but excluding, such interest payment date, unless either, (i) the Company shall have, in respect of a Fundamental Change, specified a Fundamental Change Purchase Date which is after such record date and on or before such interest payment date and the Security is surrendered during such period, (ii) the Company has specified a Redemption Date which is after such record date and on or before such interest payment date and the Security is surrendered during such period, or (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 or otherwise (it being understood that nothing in this Section 10.02(B) shall affect the Company’s obligations under Section 2.14).

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(C)    If a Holder converts more than one Security at the same time, the number of full Common Shares issuable upon such conversion, if any, shall be based on the total principal amount of all Securities converted.
(D)    Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.
(E)    If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday.
(F)    To convert interest in a Global Security, beneficial owners must comply with the applicable conversion program procedures of the Depository.

10.03	TAXES ON CONVERSION.
If a Holder converts its Security, the Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of Common Shares upon the conversion. However, such Holder shall pay any such tax, duty or transfer fee which is due because such shares are issued in a name other than such Holder’s name. The Conversion Agent may refuse to deliver a certificate representing the Common Shares to be issued in a name other than such Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax or duty which will be due because such shares are to be issued in a name other than such Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

10.04	COMPANY TO PROVIDE COMMON SHARES.
The Company shall at all times reserve out of its authorized but unissued Common Shares enough Common Shares to permit the conversion, in accordance herewith, of all of the Securities into Common Shares.
All Common Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim.
The Company shall comply with all securities laws regulating the offer and delivery of Common Shares upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the Common Shares are then listed.

10.05	ADJUSTMENT OF CONVERSION RATE.
The Conversion Rate shall be subject to adjustment from time to time, without duplication, upon the occurrence of any of the following events:

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(A)    If the Company exclusively issues Common Shares as a dividend or distribution on all or substantially all of the outstanding Common Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:
where

CR0
=    the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR'
=    the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0
=    the number of Common Shares outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS'	= the number of Common Shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.
Any adjustment made under this Section 10.05(A) shall become effective immediately after the open of business on the Ex Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 10.05(A) is declared but not so paid or made, or any share split or combination of the type described in this Section 10.05(A) is announced but the outstanding Common Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding Common Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

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(B)    If the Company distributes to all or substantially all holders of the Common Shares any rights, options or warrants (other than in connection with a shareholder rights plan) entitling them, for a period expiring not more than forty-five (45) days immediately following the record date of such distribution, to purchase or subscribe for Common Shares, at a price per share that is less than the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution, the Conversion Rate shall be increased based on the following formula:
where

CR0	= the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR'	= the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

OS0	= the number of Common Shares that are outstanding immediately prior to the open of business on the Ex Date for such distribution;

X	= the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y
=    the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution.

Any increase made under this Section 10.05(B) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex Date for such distribution. The Company shall not issue any such rights, options, or warrants in respect of Common Shares held in treasury by the Company. To the extent that Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex Date for such distribution had not occurred.

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In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at less than such average of the Closing Sale Prices for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Company’s announcement of such distribution, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors. In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(B), except for readjustments as set forth herein.
(C)    If the Company distributes shares of its capital stock, evidences of its indebtedness or other of its assets or property or rights, options or warrants to acquire its capital stock or other securities, but excluding (i) dividends or distributions covered by Sections 10.05(A) and 10.05(B), (ii) dividends or distributions paid exclusively in cash covered by Section 10.05(D), (iii) distributions of Reference Property in exchange for Common Shares in connection with a transaction described in Section 10.11 and (iv) Spin-Offs to which the provisions set forth in the latter portion of this Section 10.05(C) shall apply (any of such shares of capital stock, indebtedness or other assets or property, rights options or warrants, the “Distributed Property”), to all or substantially all holders of Common Shares, then, in each such case the Conversion Rate shall be increased based on the following formula:
where

CR0	= the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR'	= the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

SP0
=    the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex Date for such distribution; and

FMV
=    the fair market value (as determined by the Board of Directors and subject to the approval of the TSX) of the shares of capital stock, evidences of indebtedness, other assets or property, rights, options or warrants distributed with respect to each of the outstanding Common Shares as of the open of business on the Ex Date for such distribution.

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Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as the holders of the Common Shares, the amount and kind of Distributed Property that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution.
Any increase made under the portion of this Section 10.05(C) above shall become effective immediately after the open of business on the Ex Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared.
With respect to an adjustment pursuant to this Section 10.05(C) where there has been a payment of a dividend or other distribution on the Common Shares of Capital Shares of any class or series, or similar equity interest, of or relating to any Subsidiary or other business unit of the Company, where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the Spin-Off) on a U.S. national securities exchange or reasonably comparable non-U.S. equivalent (a “Spin-Off”), the Conversion Rate in effect immediately before the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date of the Spin-Off shall be increased based on the following formula:
where

CR0	= the Conversion Rate in effect immediately prior to the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

CR'	= the Conversion Rate in effect immediately after the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

FMV0
=    the average of the Closing Sale Prices of the capital stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off; and

MP0	= the average of the Closing Sale Prices of the Common Shares over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off.

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The adjustment to the Conversion Rate under the preceding paragraph shall become effective at the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following and including, the Ex Date of any Spin-Off, references in the portion of this Section 10.05(C) related to Spin-Offs to ten (10) consecutive Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of consecutive Trading Days as have elapsed between the Ex Date of such Spin-Off and the Conversion Date for such conversion.
For purposes of this Section 10.05(C) and subject in all respects to Section 10.14, rights, options or warrants distributed by the Company to all holders of its Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company's capital stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Shares, shall be deemed not to have been distributed for purposes of this Section 10.05(C) (and no adjustment to the Conversion Rate under this Section 10.05(C) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 10.05(C). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 10.05(C) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase as if such rights, options or warrants had not been issued and shall then be readjusted to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued.

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For purposes of Section 10.05(A), Section 10.05(B) and this Section 10.05(C), if any dividend or distribution to which this Section 10.05(C) is applicable also includes one or both of:
(i)    a dividend or distribution of Common Shares to which Section 10.05(A) is applicable (the “Clause A Distribution”); or
(ii)    a dividend or distribution of rights, options or warrants to which Section 10.05(B) is applicable (the “Clause B Distribution”), then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 10.05(C) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 10.05(C) with respect to such Clause C Distribution shall then be made and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 10.05(A) and Section 10.05(B) with respect thereto shall then be made, except that, if determined by the Board of Directors (I) the Ex Date of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex Date of the Clause C Distribution and (II) any Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be” within the meaning of Section 10.05(A) or “outstanding immediately prior to the open of business on the Ex Date for such distribution” within the meaning of Section 10.05(B).
In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(C) except for readjustments as set forth herein.

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(D)    If any cash dividend or distribution (other than dividends or distributions as to which an adjustment was made pursuant to Section 10.05(C) or Section 10.05(E)) is made to all or substantially all holders of the Common Shares, the Conversion Rate shall be increased based on the following formula:
where

CR0	= the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution;

CR'	= the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution;

SP0	= the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period immediately preceding the Ex Date for such dividend or distribution; and

C	= the amount in cash per Common Share the Company distributes to all or substantially all holders of its Common Shares.
Any increase to the Conversion Rate under this provision shall become effective immediately after the open of business on the Ex Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.
Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as holders of the Common Shares, the amount of cash such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution.
In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(D) except for readjustments as set forth herein.

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(E)    If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Shares, to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:
where

CR0
=    the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR'
=    the Conversion Rate in effect immediately after the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	= the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0
=    the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase or exchange of all Common Shares accepted for purchase or exchange in such tender or exchange offer);

OS'
=    the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase or exchange of all Common Shares accepted for purchase or exchange in such tender or exchange offer); and

SP'
=    the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

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The increase to the Conversion Rate under this Section 10.05(E) shall occur at the close of business on the tenth (10th) Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references in this Section 10.05(E) to ten (10) Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date for such conversion. In no event shall the Conversion Rate be decreased pursuant to this Section 10.05(E) except for readjustments as set forth herein.
(F)    Notwithstanding this Section 10.05 or any other provision of this Indenture or the Securities, if a Conversion Rate adjustment becomes effective on any Ex Date, and a Holder that has converted its Securities on or after such Ex Date and on or prior to the related record date would be treated as the record holder of Common Shares as of the related Conversion Date as described under Section 10.02 based on an adjusted Conversion Rate for such Ex Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 10.05, the Conversion Rate adjustment relating to such Ex Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate, following conversion, as a holder of Common Shares, in the related dividend, distribution or other event giving rise to such adjustment.
(G)    In addition to the foregoing adjustments in subsections (A), (B), (C), (D) and (E) above, the Company may, from time to time and to the extent permitted by law and the continued listing requirements of the NASDAQ Stock Market and the TSX (or if Common Shares are not listed on the NASDAQ Stock Market or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), increase the Conversion Rate by any amount for a period of at least twenty (20) Business Days or any longer period as may be permitted or required by law, if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company. Such Conversion Rate increase shall be irrevocable during such period. The Company shall give notice to the Trustee and cause notice of such increase to be mailed to each Holder of Securities at such Holder's address as the same appears on the registry books of the Registrar, at least fifteen (15) days prior to the date on which such increase commences.

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(H)    Any such increases in the Conversion Rate by the Board of Directors shall not, without the approval of Company’s shareholders, if required by the rules of the NASDAQ Stock Market or the rules of the TSX (or if Common Shares are not listed on the NASDAQ Stock Market or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), result in the sale or issuance of 20% in the case of the NASDAQ Stock Market (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which Common Shares are then listed or quoted) or more of Common Shares, or 20% in the case of the NASDAQ Stock Market (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which Common Shares are then listed or quoted) or more of the voting power, outstanding on the date of the Offering Memorandum.
(I)    All calculations under this Article X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th.

10.06	NO ADJUSTMENT.
Notwithstanding anything herein or in the Securities to the contrary, in no event shall the Conversion Rate be adjusted:
(i)    upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company's securities;
(ii)    upon the issuance of any Common Shares or restricted stock, restricted stock units, non-qualified stock options, incentive stock options or any other options or rights or other derivatives (including stock appreciation rights, deferred share units and performance share units) to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of the Subsidiaries;
(iii)    upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) above and outstanding as of the date the Securities were first issued;
(iv)    for accrued and unpaid interest, if any, including Additional Amounts, if any;
(v)    upon the repurchase of any Common Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 10.05; or

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(vi)    for a change in the par value of Common Shares.
No adjustment in the Conversion Rate pursuant to Section 10.05 shall be required until cumulative adjustments amount to one percent (1%) or more of the Conversion Rate as last adjusted (or, if never adjusted, the initial Conversion Rate); provided, however, that any adjustments to the Conversion Rate which by reason of this Section 10.06 are not required to be made shall be carried forward and taken into account in any subsequent adjustment to the Conversion Rate; provided further, that at the end of each fiscal year of the Company, beginning with the fiscal year ending on December 31, 2019, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this Section 10.06 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate; provided further, that if the Company shall mail a notice of Redemption pursuant to Section 3.04, or if a Fundamental Change or Make-Whole Fundamental Change occurs, then, in each case, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this Section 10.06 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate. All calculations under this Article X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be.
If any rights, options or warrants issued by the Company and requiring an adjustment to the Conversion Rate in accordance with Section 10.05 are only exercisable upon the occurrence of certain triggering events, then the Conversion Rate will not be adjusted as provided in Section 10.05 until the earliest of such triggering event occurs. Upon the expiration or termination of any such rights, options or warrants without the exercise of such rights, options or warrants, the Conversion Rate then in effect shall be adjusted immediately to the Conversion Rate which would have been in effect at the time of such expiration or termination had such rights, options or warrants, to the extent outstanding immediately prior to such expiration or termination, never been issued.
If any dividend or distribution is declared and the Conversion Rate is adjusted pursuant to Section 10.05 on account of such dividend or distribution, but such dividend or distribution is thereafter not paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect had such dividend or distribution not been declared.
The Company shall not be required to adjust the Conversion Rate for any of the transactions described in Section 10.05 (other than for share splits or share combinations) if the Company makes provision for each Holder to participate in the transaction, at the same time as holders of the Common Shares participate, without conversion, as if such Holder held a number of the Common Shares equal to the Conversion Rate in effect on the Ex Date or Effective Date, as the case may be, for such transaction, multiplied by the principal amount (expressed in thousands) of Securities held by such Holder.

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10.07	OTHER ADJUSTMENTS.
In the event that, as a result of an adjustment made pursuant to this Article X, the Holder of any Security thereafter surrendered for conversion shall become entitled to receive any Share Capital other than Common Shares, thereafter the Conversion Rate of such other shares so receivable upon conversion of any Security shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Share contained in this Article X.

10.08	ADJUSTMENTS FOR TAX PURPOSES.
Except as prohibited by law or by the rules of the NASDAQ Stock Market or the Toronto Stock Exchange, the Company may make such increases in the Conversion Rate, in addition to those required by Section 10.05 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof.

10.09	NOTICE OF ADJUSTMENT.
Whenever the Conversion Rate is adjusted, the Company shall promptly mail to Holders at the addresses appearing on the Registrar’s books a notice of the adjustment and file with the Trustee an Officer’s Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment.

10.10	NOTICE OF CERTAIN TRANSACTIONS.
In the event that:
(1)    the Company takes any action, or becomes aware of any event, which would require an adjustment in the Conversion Rate,
(2)    the Company takes any action that would require a supplemental indenture pursuant to Section 10.11, or
(3)    there is a dissolution or liquidation of the Company,
the Company shall mail to Holders at the addresses appearing on the Registrar’s books and the Trustee a written notice stating the proposed record, effective or expiration date, as the case may be, of any transaction referred to in clause (1), (2) or (3) of this Section 10.10. The Company shall mail such notice at least twenty (20) days before such date; however, failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in clause (1), (2) or (3) of this Section 10.10.

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10.11	EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE.
If any of the following shall occur, namely: (i) any reclassification or change in the Common Shares issuable upon conversion of Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation, amalgamation, statutory arrangement, merger or binding share exchange involving a third party in which the Company is not the surviving party or (iii) any sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, in each case pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then the Company or such successor or purchasing Person, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee providing that, at and after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of cash, securities or other property (collectively, “Reference Property”) receivable upon such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition by a holder of a number of Common Shares equal to a fraction whose denominator is one thousand (1,000) and whose numerator is the product of the principal amount of such Security and the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition (assuming, if holders of Common Shares shall have the opportunity to elect the form of consideration to be received pursuant to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, that the Collective Election shall have been made with respect to such election). In the event that the Company is the surviving party in a consolidation, amalgamation, statutory arrangement, merger or binding share exchange involving a third party, such supplemental indenture shall provide that the Reference Property to be provided for upon conversion, if other than the Common Shares, would be payable by another party to the transaction. If the Reference Property consists solely of cash, such consideration shall be paid by the Company no later than the third (3rd) Trading Day after the relevant Conversion Date. If holders of Common Shares shall have the opportunity to elect the form of consideration to be received pursuant to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then the Company shall make adequate provision to give Holders, treated as a single class, a reasonable opportunity to elect (the “Collective Election”) the form of such consideration for purposes of determining the composition of the Reference Property referred to in the immediately preceding sentence, and once such election is made, such election shall apply to all Holders after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition.

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Notwithstanding the foregoing, if Holders would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 (such consideration, “Ineligible Consideration”), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 with a market value (as conclusively determined by the Board of Directors) equal to the market value of such Ineligible Consideration.
The Company shall give notice to the Holders at least 30 calendar days prior to the effective date of any transaction set forth in this Section 10.11 in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.
The supplemental indenture referred to in the first sentence of this Section 10.11 shall provide for adjustments of the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article X. The foregoing, however, shall not in any way affect the right a Holder of a Security may otherwise have, pursuant to Section 10.13, to receive rights or warrants upon conversion of a Security. If, in the case of any such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares includes shares of stock or other securities and property of a Person other than the successor or purchasing Person, as the case may be, in such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors in good faith shall reasonably determine necessary by reason of the foregoing (which determination shall be described in a Board Resolution). The provisions of this Section 10.11 shall similarly apply to successive consolidations, amalgamations, statutory arrangements, mergers, binding share exchanges, sales, transfers, leases, conveyances or dispositions.
In the event the Company shall execute a supplemental indenture pursuant to this Section 10.11, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition and any adjustment to be made with respect thereto.

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The Company shall not become a party to any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition unless the terms thereof are consistent with this Section 10.11.
The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to this Section 10.11, but may accept as conclusive evidence of the correctness thereof, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to this Section 10.11.

10.12	TRUSTEE’S DISCLAIMER.
Neither the Trustee nor the Conversion Agent has any duty to determine when an adjustment under this Article X should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of the correctness of any such adjustment, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.09 hereof. Neither the Trustee nor the Conversion Agent makes any representation as to the validity or value of any securities or assets issued upon conversion of Securities, and neither the Trustee nor the Conversion Agent shall be responsible for the failure by the Company to comply with any provisions of this Article X.

10.13	RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS.
Upon conversion of any Security or a portion thereof, the Company shall make provision for the Holder thereof, to the extent such Holder is to receive Common Shares upon such conversion, to receive, in addition to, and concurrently with the delivery of, the consideration otherwise payable hereunder upon such conversion, the rights described in any shareholders’ rights plan the Company may have in effect at such time with respect to the Common Shares, unless such rights are Ineligible Consideration or unless such rights have separated from the Common Shares at the time of such conversion, in which case the Conversion Rate shall be adjusted upon such separation in accordance with Section 10.05(C), subject to readjustment in the event of the expiration, termination or redemption of such rights.

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10.14	INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES.
(A)    Notwithstanding anything herein to the contrary, the Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with this Article X, at any time during the period (the “Make-Whole Conversion Period”) that begins on, and includes, the effective date of a Make-Whole Fundamental Change and ends on, and includes, the date that is thirty-five (35) Business Days after the actual effective date of such Make-Whole Fundamental Change (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change, the second scheduled Trading Day immediately preceding the Fundamental Change Purchase Date applicable to such Fundamental Change) shall be increased to an amount equal to the Conversion Rate that would, but for this Section 10.14, otherwise apply to such Security pursuant to this Article X, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but not consummated.
The additional consideration deliverable or payable hereunder on account of any Make-Whole Applicable Increase with respect to a Security surrendered for conversion is herein referred to as the “Make-Whole Consideration.”
(B)    As used herein, “Make-Whole Applicable Increase” shall mean, with respect to a Make-Whole Fundamental Change, the number of Common Shares set forth in the following table, which corresponds to the effective date of such Make-Whole Fundamental Change (the “Effective Date”) and the Applicable Price of such Make-Whole Fundamental Change:
Number of additional shares
(per $1,000 principal amount of Securities)

	Applicable Price
Effective Date	$13.69	$15.00	$17.00	$18.48	$21.00	$24.03	$27.50	$30.00	$35.00	$40.00	$50.00	$75.00	$100.00

March 19, 2019	18.9379	15.8385	12.1860	10.1453	7.8252	5.9810	4.5282	3.7785	2.7204	2.2518	1.1378	0.4398	0.0238
April 1, 2020	18.9379	15.7118	11.8389	9.6962	7.3347	5.5107	4.1100	3.4018	2.4204	2.0168	0.9918	0.3905	0.0078
April 1, 2021	18.9379	15.4652	11.3095	9.0361	6.6395	4.8697	3.5609	2.9185	2.0547	1.5118	0.8278	0.3412	0.0000
April 1, 2022	18.9379	15.0918	10.5330	8.0892	5.6633	4.0123	2.8627	2.3285	1.6347	1.2093	0.6578	0.2918	0.0000
April 1, 2023	18.9379	14.6252	9.4448	5.9032	3.6585	2.8095	2.0664	1.6985	1.2147	1.1393	0.4878	0.2425	0.0000
April 1, 2024	18.9379	14.0918	8.4860	4.5072	2.4490	1.8355	1.3427	1.1118	0.8033	0.6093	0.3138	0.1918	0.0000
April 1, 2025	18.9379	13.2518	7.5507	3.1112	1.2442	0.8782	0.6300	0.5252	0.3890	0.3118	0.1358	0.1318	0.0000
April 1, 2026	18.9379	12.5585	5.0801	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

provided, however, that:

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(i)    if the actual Applicable Price of such Make-Whole Fundamental Change is between two (2) prices listed in the table above under the heading titled “Applicable Price,” or if the actual Effective Date of such Make-Whole Fundamental Change is between two dates listed in the table above in the column titled “Effective Date,” then the Make-Whole Applicable Increase for such Make-Whole Fundamental Change shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such two prices, or for such two dates based on a three hundred and sixty five (365) day year, as applicable;
(ii)    if the actual Applicable Price of such Make-Whole Fundamental Change is greater than $100.00 per share (subject to adjustment as provided in Section 10.14(B)(iii)), or if the actual Applicable Price of such Make-Whole Fundamental Change is less than $13.69 per share (subject to adjustment as provided in Section 10.14(B)(iii) ), then the Make-Whole Applicable Increase shall be equal to zero (0);
(iii)    if an event occurs that requires, pursuant to this Article X (other than solely pursuant to this Section 10.14), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, (A) each price set forth in the table above under the heading titled “Applicable Price” shall be deemed to be adjusted so that such price, at and after such time, shall be equal to the product of (1) such price as in effect immediately before such adjustment to such price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate; and (B) each Make-Whole Applicable Increase amount set forth in the table above shall be deemed to be adjusted so that such Make-Whole Applicable Increase, at and after such time, shall be equal to the product of (1) such Make-Whole Applicable Increase as in effect immediately before such adjustment to such Make-Whole Applicable Increase and (2) a fraction whose numerator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate and whose denominator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate;
(iv)    in no event shall the Conversion Rate applicable to any Security be increased pursuant to this Section 10.14 to the extent, but only to the extent, such increase shall cause the Conversion Rate applicable to such Security to exceed 73.0460 shares per $1,000 principal amount (the “BCF Make-Whole Cap”); provided, however, that the BCF Make-Whole Cap shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to this Article X, and

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(v)    the Company will not make any Conversion Rate adjustments in respect of any Make-Whole Fundamental Change occurring after April 1, 2026.
(C)    As used herein, “Applicable Price” shall have the following meaning with respect to a Make-Whole Fundamental Change: (a) if such Make-Whole Fundamental Change is a transaction or series of related transactions described in clause (2) of the definition of “Fundamental Change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for the Common Share in such Make-Whole Fundamental Change consists solely of cash, then the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the cash amount paid per Common Share in such Make-Whole Fundamental Change; and (b) in all other circumstances, the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the average of the Closing Sale Prices per Common Share for the five (5) consecutive Trading Days immediately preceding the Effective Date of such Make-Whole Fundamental Change, which average shall be appropriately adjusted by the Board of Directors, in its good faith determination (which determination shall be described in a Board Resolution), to account for any adjustment, pursuant to this Indenture, to the Conversion Rate that shall become effective, or any event requiring, pursuant to this Indenture, an adjustment to the Conversion Rate where the Ex Date of such event occurs, at any time during such five (5) consecutive Trading Days.
(D)    The Make-Whole Consideration due upon a conversion of a Security by a Holder shall be paid as soon as practicable after the Conversion Date of such conversion, but in no event later than the third (3rd) Business Day after the later of the date such Holder surrenders such Security for such conversion and the effective date of the Make-Whole Fundamental Change. The consideration in which the Make-Whole Consideration is payable shall be determined in accordance herewith, including, without limitation, in accordance with Section 10.02 and, to the extent applicable, Section 10.11.

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(E)    At least thirty (30) calendar days before the anticipated effective date of each proposed Make-Whole Fundamental Change, the Company shall mail to each Holder, in accordance with Section 11.02, written notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company’s website, the anticipated effective date of such proposed Make-Whole Fundamental Change. Each such notice, announcement and publication shall also state that, in connection with such Make-Whole Fundamental Change, the Company shall increase, in accordance herewith, the Conversion Rate applicable to Securities entitled as provided herein to such increase (along with a description of how such increase shall be calculated and the time periods during which Securities must be surrendered in order to be entitled to such increase). No later than the third Business Day after the Effective Date of each Make-Whole Fundamental Change, the Company shall mail to Holders, in accordance with Section 11.02, written notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company’s website, such Effective Date and the Make-Whole Applicable Increase applicable to such Make-Whole Fundamental Change.
(F)    For avoidance of doubt, the provisions of this Section 10.14 shall not affect or diminish the Company’s obligations, if any, pursuant to Article III with respect to a Fundamental Change.
(G)    Nothing in this Section 10.14 shall prevent an adjustment to the Conversion Rate pursuant to Section 10.05 in respect of a Fundamental Change.
ARTICLE XI

MISCELLANEOUS

11.01	TRUST INDENTURE ACT CONTROLS.
If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision of the TIA shall control.

11.02	NOTICES.
Any notice or communication by the Company, the Trustee or any Securities Agent to one another shall be deemed to be duly given if made in writing and delivered:
(A)    by hand (in which case such notice shall be effective upon delivery);
(B)    by facsimile (in which case such notice shall be effective upon receipt of confirmation of good transmission thereof); or

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(C)    by overnight delivery by a nationally recognized courier service (in which case such notice shall be effective on the Business Day immediately after being deposited with such courier service), in each case to the other party’s address or facsimile number, as applicable, set forth in this Section 11.02. Each of the Company and the Trustee, by notice to the other, may designate additional or different addresses or facsimile numbers for subsequent notices or communications.
The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail (including e-mail attachments), facsimile transmission or other similar unsecured electronic methods, provided, however, that the Trustee shall have received an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding that such instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.
Any notice or communication to a Holder shall be mailed to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.
If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.
If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee at the same time. If the Trustee is required, pursuant to the express terms of this Indenture or the Securities, to mail a notice or communication to Holders, the Trustee shall also mail a copy of such notice or communication to the Company.

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All notices or communications shall be in writing.
The Company’s address is:

SSR Mining Inc.

Suite 800 - 1055 Dunsmuir Street

PO Box 49088

Vancouver, British Columbia

Canada V7X 1G4

Attn: Chief Financial Officer

Facsimile: (604) 689-3847

Phone: (604) 689-3846

The Trustee’s address is:

The Bank of New York Mellon

240 Greenwich Street, Floor 7E

New York, New York 10286

Attention: Global Corporate Trust

Facsimile: (212) 815-5366

11.03	COMMUNICATION BY HOLDERS WITH OTHER HOLDERS.
Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, any Securities Agent, the Registrar and anyone else shall have the protection of TIA § 312(c).

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11.04	CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.
Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:
(i)    an Officer’s Certificate stating that, in the opinion of the signatory to such Officer’s Certificate, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and
(ii)    an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.
Each signatory to an Officer’s Certificate may (if so stated) rely, effectively, upon an Opinion of Counsel as to legal matters and each signatory to an Officer’s Certificate or an Opinion of counsel may (if so stated) rely, effectively, upon an Officer’s Certificate or certificates of public officials as to factual matters, as the case may be, if such signatory reasonably and in good faith believes in the accuracy of the document relied upon.

11.05	STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.
Each Officer’s Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:
(i)    a statement that the person making such certificate or opinion has read such covenant or condition;
(ii)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(iii)    a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and
(iv)    a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

11.06	RULES BY TRUSTEE AND AGENTS.
The Trustee may make reasonable rules for action by or at a meeting of Holders. Any Securities Agent may make reasonable rules and set reasonable requirements for its functions.

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11.07	LEGAL HOLIDAYS.
If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on that payment for the intervening period.

11.08	DUPLICATE ORIGINALS.
The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile or other electronic methods (including, a portable data format (PDF) email attachment) shall be effective as delivery of a manually executed counterpart thereof.

11.09	GOVERNING LAW.
The laws of the State of New York shall govern this Indenture and the Securities.

11.10	SUBMISSION TO JURISDICTION.
The parties hereby submit to the non-exclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan in the City of New York solely for the purpose of any legal action or proceeding brought to enforce their obligations hereunder or with respect to any Security.
As long as any of the Securities remain outstanding or the parties hereto have any obligation under this Indenture, the Company shall have an authorized agent upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding and, if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints C T Corporation System at 28 Liberty Street New York, New York 10005, as its agent for purposes of actions brought under this Indenture, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.
The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Supreme Court of the State of New York, County of New York or the U.S. District Court for the Southern District of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

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The Company irrevocably agrees that, should any such action or proceeding be brought against it arising out of or in connection with this Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

11.11	JUDGMENT CURRENCY.
In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars, the Company will indemnify the Trustee against any loss incurred by the Trustee or any other agent as a result of any variation as between (a) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order and (b) the rate of exchange at which the Trustee or any agent is able to purchase U.S. dollars with the amount of the judgment currency actually received by the Trustee or any agent. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.

11.12	INTEREST ACT (CANADA) DISCLOSURE.
For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest for purposes of that Act that is equivalent to the rate payable under the Securities is the rate payable under the Securities multiplied by the actual number of days in the year divided by 360.

11.13	NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.
This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

11.14	SUCCESSORS.
All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

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11.15	SEPARABILITY.
In case any provision in this Indenture or the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

11.16	TABLE OF CONTENTS, HEADINGS, ETC.
The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions of this Indenture.

11.17	CALCULATIONS IN RESPECT OF THE SECURITIES.
Notwithstanding any other provisions herein, the Company and its agents shall make all calculations under this Indenture and the Securities in good faith. In the absence of manifest error, such calculations shall be final and binding on the Trustee, the Conversion Agent and all Holders. The Company shall provide a copy of such calculations to the Trustee as required hereunder, and, absent such manifest error, the Trustee shall be entitled to rely on the accuracy of any such calculation without independent verification. Neither the Trustee nor the Conversion Agent shall be responsible for making any calculations required by this Indenture.

11.18	NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS.
None of the Company’s past, present or future directors, officers, employees or shareholders, as such, shall have any liability for any of the Company’s obligations under this Indenture or the Securities or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a Security, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the Securities.

11.19	WAIVER OF JURY TRIAL.
EACH OF THE COMPANY AND THE TRUSTEE, AND EACH HOLDER OF A SECURITY BY ITS ACCEPTANCE THEREOF, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

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11.20	TAX WITHHOLDING.
Notwithstanding any other provision of this Indenture, the Trustee shall be entitled to make a deduction or withholding from any payment which it makes under this Indenture for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or agreements thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Securities, in which event the Trustee shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted and shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such withholding tax.
The Company hereby covenants with the Trustee that it will provide the Trustee with sufficient information so as to enable the Trustee to determine whether or not the Trustee is obliged, in respect of any payments to be made by it pursuant to the Transaction Documents, to make any withholding or deduction pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations, or agreements thereunder or official interpretations thereof or any intergovernmental agreement between the United States and another jurisdiction facilitating the implementation thereof (or any law implementing such an intergovernmental agreement).

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.
SSR MINING INC.

By:	Signed “Gregory Martin” Name: Gregory Martin Title: Senior Vice President and Chief Financial Officer

By:	Signed “Paul Benson” Name: Paul Benson Title: President and Chief Executive Officer

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THE BANK OF NEW YORK MELLON,
as Trustee

By:	Signed “Laurence J. O’Brien” Name: Laurence J. O’Brien Title: Vice President

[Signature page to Indenture]

EXHIBIT A
[Face of Security]
SSR MINING INC.
Certificate No. _______
[INSERT PRIVATE PLACEMENT LEGEND, CANADIAN LEGEND AND
GLOBAL SECURITY LEGEND AS REQUIRED]
2.50% Convertible Senior Note due 2039
CUSIP No. ____________
SSR Mining Inc., a British Columbia company (the “Company”), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of _____________________dollars ($__________) on April 1, 2039 and to pay interest thereon, as provided on the reverse hereof, until the principal and any unpaid and accrued interest are paid or duly provided for.
Interest Payment Dates: April 1 and October 1, with the first payment to be made on October 1, 2019.
Regular Record Dates: March 15 and September 15.
The provisions on the back of this certificate are incorporated as if set forth on the face hereof.

IN WITNESS WHEREOF, SSR Mining Inc. has caused this instrument to be duly signed.

SSR MINING INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
This is one of the Securities referred to in the within-mentioned Indenture.
THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Signatory

Dated:

[REVERSE OF SECURITY]
SSR MINING INC.
2.50% Convertible Senior Note due 2039
1.    Interest. SSR Mining Inc., a British Columbia company (the “Company”), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest, payable semi-annually in arrears, on April 1 and October 1 of each year, with the first payment to be made on October 1, 2019. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, March 19, 2019, in each case to, but excluding, the next interest payment date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest for purposes of that Act that is equivalent to the rate payable under the Securities is the rate payable under the Securities multiplied by the actual number of days in the year divided by 360. The term “interest” includes (i) any Additional Interest payable pursuant to Section 4.03(C) and Section 6.01 of the Indenture (as defined below), unless the context otherwise requires, and (ii) any Additional Amounts payable pursuant to Section 4.09 of the Indenture.
2.    Maturity. The Securities will mature on April 1, 2039.
3.    Method of Payment. Except as provided in the Indenture, the Company will pay interest on the Securities to the persons who are Holders of record of Securities at the close of business on the record date set forth on the face of this Security next preceding the applicable interest payment date. Holders must surrender Securities to a Paying Agent to collect the principal amount, Redemption Price, Option Purchase Price or Fundamental Change Purchase Price of the Securities, plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Redemption, Purchase at Holder’s Option or purchase pursuant to a Fundamental Change Purchase Offer, as the case may be. The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case this Security is in global form, by wire transfer of immediately available funds to the account designated by the Depository for the Securities or its nominee; (B) in the case of a Security that is held, other than in global form, by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than in global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided, that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law.

4.    Paying Agent, Registrar, Conversion Agent. Initially, The Bank of New York Mellon (the “Trustee”) will act as Paying Agent, Registrar, and Conversion Agent. The Company may change any Paying Agent, Registrar or Conversion Agent without notice.
5.    Indenture. The Company issued the Securities under an Indenture dated as of March 19, 2019 (the “Indenture”) between the Company and the Trustee. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) (the “TIA”) as amended and in effect from time to time. To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Securities are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. The Securities are general unsecured senior obligations of the Company limited to $200,000,000 aggregate principal amount ($230,000,000 if the Initial Purchasers have elected to exercise in full the Option to purchase up to an additional $30,000,000 aggregate principal amount of the Securities), except as otherwise provided in the Indenture (except for Securities issued in substitution for destroyed, mutilated, lost or stolen Securities). Terms used herein without definition and which are defined in the Indenture have the meanings assigned to them in the Indenture.
6.    Optional Redemption; Tax Redemption.
On or after April 1, 2023 and prior to April 1, 2026, the Company shall have the right to redeem all or part of the Securities at a Redemption Price payable in cash, but only if the Closing Sale Price of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides the notice of redemption to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day. The “Redemption Price” will equal the sum of (1) 100% of the principal amount of the Securities to be redeemed, (2) accrued and unpaid interest, if any, to, but excluding, the redemption date, and (3) a “Make-Whole Premium” equal to the present value of the remaining scheduled payments of interest that would have been made on the Securities to be redeemed had such Securities remained outstanding from the Redemption Date to April 1, 2026 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield plus 50 basis points. The Company shall make Make-Whole Premium payments on all Securities called for redemption on or after April 1, 2023 but prior to April 1, 2026, including Securities converted after the date the Company provides the notice of Redemption but prior to the close of business on the Business Day immediately preceding the Redemption Date.
The Company shall have the right, at the Company’s option, at any time, and from time to time, on or after April 1, 2026, to redeem all or any part of the Securities at the “Redemption Price” payable in cash equal to the sum of (1) one hundred percent (100%) of the principal amount of the Securities to be redeemed, plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at a the “Redemption Price” payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from March 14, 2019 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from March 14, 2019 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. Upon receiving such notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Section 3.08 of the Indenture may elect to (i) convert its Securities pursuant to Article X of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. All future cash payments due on the Securities will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X of the Indenture but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the third preceding sentence, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of Redemption, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.
7.    Notice of Redemption. The Company shall give a notice of Redemption at least thirty (30) days but not more than sixty (60) days before the Redemption Date (which must be a Business Day) to the Trustee, the Paying Agent and each Holder of the Securities. The Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.
8.    Purchase by the Company at the Option of the Holder. Subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase, at the option of each Holder, the Securities held by such Holder on each of April 1, 2026, April 1, 2029 and April 1, 2034 (each, an “Option Purchase Date”) at a purchase price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities to be purchased (the “Option Purchase Price”), plus accrued and unpaid interest, if any, to, but excluding, the Option Purchase Date, upon delivery of a Purchase Notice containing the information set forth in the Indenture, at any time from the opening of business on the date that is twenty (20) Business Days prior to the Option Purchase Date until the close of business on the Business Day immediately preceding the Option Purchase Date and upon delivery of the Securities to the Paying Agent by the Holder as set forth in the Indenture; provided, however, that such accrued and unpaid interest shall be paid to the Holder of record of such Security at the close of business on the record date immediately preceding the Option Purchase Date.
9.    Offer to Purchase Upon a Fundamental Change. Subject to the terms and conditions of the Indenture, in the event any Fundamental Change occurs, the Company shall offer to purchase for cash all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount) on a date selected by the Company (the “Fundamental Change Purchase Date”), which date is no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date on which notice of such Fundamental Change is mailed in accordance with the Indenture, at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of such Securities to be so purchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date, and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.
10.    Conversion. Subject to the provisions of Article III and Article X of the Indenture, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into Common Shares at any time until the close of business on the second Business Day immediately preceding April 1, 2039.
To convert a Security, a Holder must (1) complete and sign the Conversion Notice, with appropriate signature guarantee, on the back of the Security, (2) surrender the Security to a Conversion Agent, (3) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent, (4) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture and (5) pay any tax or duty if required pursuant to the Indenture. A Holder may convert a portion of a Security if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.
If a Security is surrendered for conversion in accordance with the Indenture, then the Holder of such Security shall be entitled to receive a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares based on the Closing Sale Price of Common Shares on the relevant Conversion Date) in accordance with Section 10.02 (A) of the Indenture.

The initial Conversion Rate is 54.1082 Common Shares per $1,000 principal amount of Securities (which results in an effective initial Conversion Price of approximately $18.48 per share) subject to adjustment in the event of certain circumstances as specified in the Indenture. On conversion, the Holder will be entitled to receive, together with any other consideration payable upon conversion, accrued and unpaid interest through, but excluding, the Conversion Date; provided, that if a Security is surrendered for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted, from and including the Conversion Date to, but excluding, such interest payment date, unless either, (i) the Company shall have, in respect of a Fundamental Change, specified a Fundamental Change Purchase Date which is after such record date and on or before such interest payment date and the Security is surrendered during such period, (ii) the Company has specified a Redemption Date which is after such record date and on or before such interest payment date and the Security is surrendered during such period, or (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 of the Indenture or otherwise (it being understood that nothing in this paragraph shall affect the Company’s obligations under Section 2.14 of the Indenture).
The Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with the Securities and Article X of the Indenture, at any time during the Make-Whole Conversion Period with respect to a Make-Whole Fundamental Change shall be increased to an amount equal to the Conversion Rate that would, but for Section 10.14 of the Indenture, otherwise apply to such Security pursuant to Article X of the Indenture, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but shall not be consummated.

11.    Denominations, Transfer, Exchange. The Securities are in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or similar governmental charge that may be imposed in connection with certain transfers or exchanges. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) during a period beginning at the opening of business twenty (20) days before the mailing of a notice of redemption of the Securities selected for Redemption under Section 3.04 of the Indenture and ending at the close of business on the day of such mailing or (ii) for a period of twenty (20) days before selecting, pursuant to Section 3.03 of the Indenture, the Securities to be redeemed or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unredeemed or unpurchased portion of the Securities being redeemed or purchased in part.
12.    Persons Deemed Owners. The registered Holder of a Security may be treated as the owner of such Security for all purposes.
13.    Merger or Consolidation. The Company shall not consolidate with, or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s property or assets to, another person or persons, whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture; and (iii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist; provided, however, that the foregoing shall not prohibit the Company from consolidating with or merging with or into an entity that is organized and existing under the laws of a foreign jurisdiction, provided (A) clauses (ii) and (iii) above are satisfied; (B) such entity has common shares or American Depository Receipts representing such entity’s common shares (or securities equivalent thereto) listed on a U.S. national securities exchange or the TSX (or a successor thereto); (C) as a result of such consolidation or merger, the Securities become convertible solely into such common shares (or securities equivalent thereto) or American Depository Receipts (excluding cash payments for fractional shares); (D) such common shares (or securities equivalent thereto) or American Depository Receipts of such entity have an average daily trading volume value of a least five million dollars ($5,000,000) during the six (6) months immediately preceding the Company’s announcement of such consolidation or merger; (E) such entity has consented to service of process in the United States; (F) immediately prior to the Company’s announcement of such consolidation or merger, the Company’s market capitalization combined with such entity’s market capitalization was at least one billion dollars ($1,000,000,000) in the aggregate; (G) there will be no material adverse tax consequences to record holders or beneficial owners of the Securities, or of the underlying common shares or American Depository Receipts, resulting from such consolidation or merger, and the Company has obtained and delivered to the Trustee an opinion of tax counsel experienced in such matters to that effect; and (H) such entity agrees in a supplemental indenture that, in the event that any cash dividends on such common shares (or securities equivalent thereto) or American Depository Receipts paid to U.S. Persons are subject to tax withholding, such entity will also pay, to such U.S. Persons, an amount in cash such that the net cash amount received by such Persons would be equal to the amount of cash such Persons would have received on account of such dividend if no such tax withholding applied.
14.    Amendments, Supplements and Waivers. Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities, and certain existing Defaults or Events of Default may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding. In accordance with the terms of the Indenture, the Company and the Trustee may amend or supplement the Indenture or the Securities without notice to or the consent of any Securityholder: (i) to evidence the assumption of the Company’s obligations under this Indenture and the Securities by a Successor upon consolidation, arrangement, amalgamation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets in accordance with this Indenture; (ii) make adjustments in accordance with this Indenture to the right to convert the Securities upon certain reclassifications or changes in the Common Shares and certain consolidations, arrangements, amalgamations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets; (iii) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities provided, however, that (a) compliance with the Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) no such amendment materially and adversely affects rights of any Holder; (iv) to evidence and provide the acceptance to the appointment of a successor Trustee under the Indenture; (v) to secure the obligations of the Company in respect of the Securities; (vi) to add to the covenants of the Company for the benefit of Securityholders or to surrender any right or power conferred upon the Company; (vii) to make provisions with respect to adjustments to the Conversion Rate as required by the Indenture or to increase the Conversion Rate in accordance with the Indenture; (viii) to add guarantees or additional obligors with respect to the Securities; (ix) to add any additional Events of Default; or (x) to comply with the requirements of the Canadian securities regulatory authority, the SEC, the NASDAQ Global Market, the TSX or any applicable securities depository or stock exchange on which Common Shares may be listed, provided that no such amendment or supplement materially and adversely affects the rights of any Holder. In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to (i) cure any ambiguity, defect, omission or inconsistency in the Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to the Indenture, adversely affect the rights of any Holder; or (ii) conform the Indenture to the description of the Securities contained in the Offering Memorandum of the Company, dated March 14, 2019 and used by the Company and the Initial Purchasers in connection with offers and sales of the Securities.

15.    Defaults and Remedies. If an Event of Default (excluding an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture with respect to the Company (but including an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company)) occurs and is continuing, the Trustee by written notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable in full. Upon such declaration, the principal of, and any premium and accrued and unpaid interest on, all Securities shall be due and payable immediately. If an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture with respect to the Company (excluding, for purposes of this sentence, an Event of Default specified in Section 6.01(viii) or (ix) of the Indenture solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and any premium and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under Section 7.07 of the Indenture have been paid.
Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require security and/or indemnity satisfactory to it before it enforces the Indenture or the Securities. The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability unless the Trustee is offered security and/or indemnity satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.
If a Default or Event of Default occurs and is continuing as to which a Responsible Officer of the Trustee has received written notice pursuant to the provisions of the Indenture, the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after it occurs unless such Default or Event of Default has been cured or waived. Except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold the notice if, and so long as it in good faith determines that, withholding the notice is in the best interests of Holders. The Company must deliver to the Trustee an annual compliance certificate.
The Company will pay interest on any overdue installments of interest at the rate per annum of 1.0%.

16.    Trustee Dealings with the Company. The Trustee under the Indenture, or any banking institution serving as successor Trustee thereunder, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for, the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.
17.    No Recourse Against Others. No past, present or future director, officer, employee or shareholder, as such, of the Company shall have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.
18.    Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent in accordance with the Indenture.
19.    Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (Uniform Gifts to Minors Act).
THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO:
SSR Mining Inc.
Attention: Corporate Secretary
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, British Columbia
Canada V7X 1G4

[FORM OF ASSIGNMENT]
I or we assign to
PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER
____________________________________
(please print or type name and address)

the within Security and all rights thereunder, and hereby irrevocably constitute and appoint

Attorney to transfer the Security on the books of the Company with full power of substitution in the premises

Dated:

NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.

Signature Guarantee:

In connection with any transfer of this Security occurring prior to the date of the declaration by the Securities and Exchange Commission of the effectiveness of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of this Security (which effectiveness shall not have been suspended or terminated at the date of the transfer) the undersigned confirms that it has not utilized any general solicitation or general advertising (as defined in Regulation D under the Securities Act) or made any directed selling efforts (as defined in Regulation S under the Securities Act) in connection with the transfer:

[Check One]

(1) ____	to the Company or any subsidiary thereof; or
(2) ____	pursuant to and in compliance with Rule 144A under the Securities Act; or
(3) ____	outside the United States to a person other than a “U.S. person” in compliance with Rule 904 of Regulation S under the Securities Act; or
(4) ____	pursuant to the exemption from registration provided by Rule 144 under the Securities Act; or
(5) ____	pursuant to an effective registration statement under the Securities Act; or
(6) ____	pursuant to another available exemption from registration under the Securities Act.

and unless the box below is checked, the undersigned confirms that such Security is not being transferred to an “affiliate” of the Company as defined in Rule 144 under the Securities Act (an “Affiliate”):

[ ]	The transferee is an Affiliate of the Company. (If the Security is transferred to an Affiliate, the restrictive legend must remain on the Security for one year following the date of the transfer).

Unless one of the items is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if items (3), (4) or (6) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, in their sole discretion, such written legal opinions, certifications and other information as the Trustee or the Company have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing items are checked, the Trustee or Registrar shall not be obligated to register this Security in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.18 of the Indenture shall have been satisfied.

Dated:	Signed:
(Sign exactly as name appears on the other side of this Security)
Signature Guarantee:

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED
The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A. The undersigned acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A, and that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:	Signed:
NOTICE: To be executed by an executive officer of Purchaser

CONVERSION NOTICE
To convert this Security in accordance with the Indenture, check the box: [ ]
To convert only part of this Security, state the principal amount to be converted (must be in multiples of $1,000):
$ __________________
If you want the share certificate representing the Common Shares, if any, issuable upon conversion made out in another person’s name, fill in the form below:

(Insert other person’s soc. sec. or tax I.D. no.)

(Print or type other person’s name, address and zip code)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)
Signature(s) guaranteed by:
(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

PURCHASE NOTICE
Certificate No. of Security: ___________
If you want to elect to have this Security purchased by the Company pursuant to Section 3.09 of the Indenture, check the box: [ ]
If you want to elect to have this Security purchased by the Company pursuant to Section 3.10 of the Indenture, check the box: [ ]
If you want to elect to have only part of this Security purchased by the Company pursuant to Sections 3.09 or 3.10 of the Indenture, as applicable, state the principal amount to be so purchased by the Company:
$ __________________________________
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)
Signature(s) guaranteed by:
(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

NOTICE OF ELECTION UPON TAX REDEMPTION
Certificate No. of Security: _____________
If you elect not to have this Security redeemed by the Company, check the box: [ ]
If you elect to have only part of this Security redeemed by the Company pursuant to Section 3.08 of the Indenture, state the principal amount to be so purchased by the Company:
$ __________________________________
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this Security)
Signature(s) guaranteed by:
(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

SCHEDULE A

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY1
The following exchanges of a part of this Global Security for an interest in another Global Security or for Securities in certificated form, have been made:

Date of Exchange	Amount of decrease in Principal amount of this Global Security	Amount of Increase in Principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature or authorized signatory of Trustee or Custodian

[1]	This is included in Global Security only.

EXHIBIT B-1
FORM OF LEGEND FOR GLOBAL SECURITY
Any Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:
THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

B-1-1

EXHIBIT B-2
FORM OF PRIVATE PLACEMENT LEGEND
THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO THE ISSUER, SSR MINING INC., OR A SUBSIDIARY OF THE ISSUER; (B) UNDER A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND THE TRUSTEE OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
[TO BE INCLUDED ONLY ON CERTIFICATES REPRESENTING COMMON SHARES —
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.]

B-2-1

EXHIBIT B-3
FORM OF CANADIAN LEGEND
IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION OF THE SECURITIES OR ADDITIONAL SECURITIES, AS APPLICABLE].

B-3-1

EXHIBIT C
FORM OF NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT
SSR Mining Inc.
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, British Columbia
Canada V7X 1G4
[The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
Attention: Global Corporate Trust]
[Registrar and Transfer Agent for the Company’s Common Shares]
Re:    SSR Mining Inc. (the “Company”)
    2.50% Convertible Senior Notes due 2039 (the “Securities”)
Ladies and Gentlemen:
Please be advised that _____________has transferred $___________aggregate principal amount of the Securities or __________Common Shares, of the Company issuable on conversion of the Securities (“Shares”) pursuant to an effective Shelf Registration Statement on Form [F-10/F-3] (File No. 333-________).
We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933 as amended, have been satisfied with respect to the transfer described above and that the above-named beneficial owner of the Securities or Shares is named as a “Selling Security Holder” in the Prospectus dated _________, or in amendments or supplements thereto, and that the aggregate principal amount of the Securities, or number of Shares transferred are [a portion of] the Securities or Shares listed in such Prospectus, as amended or supplemented, opposite such owner’s name.

Very truly yours,

C-1

C-2

EXHIBIT D
FORM OF CERTIFICATE TO BE DELIVERED
IN CONNECTION WITH TRANSFERS
PURSUANT TO REGULATION S
[The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
Attention: Global Corporate Trust]
[Registrar and Transfer Agent for the Company’s Common Shares]
Ladies and Gentlemen:
The undersigned seller (i) acknowledges that the sale of [$             principal amount of securities] [             common shares] of SSR Mining Inc. (the “Company”) to which this declaration relates [represented by certificate no.        ] is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the Securities Act) of the Company (except for any officer or director who is an affiliate solely by virtue of holding such position); (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.”
You, the Company and counsel for the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

D-1